SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Applied Micro Circuits Corporation

(Name of Subject Company)

Applied Micro Circuits Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

03822W406

(CUSIP Number of Class of Securities)

Dr. Paramesh Gopi

4555 Great America Pkwy, Suite 601,

Santa Clara, California 95054

(408) 542-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.

Alan B. Kalin, Esq.

Davina K. Kaile, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Applied Micro Circuits Corporation, a Delaware corporation (“AMCC” or the “Company”). The address of the principal executive office of AMCC is 4555 Great America Pkwy, Suite 601, Santa Clara, California 95054, and its telephone number is (408) 542-8600.

(b) Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of AMCC (the “Shares,” each a “Share,” and the holders of such Shares, “Stockholders”). As of the close of business on December 15, 2016, the most recent practicable date, there were 375,000,000 Shares authorized, 87,641,177 Shares issued and outstanding, 3,865,279 Shares subject to outstanding employee options to purchase Shares and 1,732,595 Shares subject to outstanding restricted stock units.

Item 2. Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement

The name, address and telephone number of AMCC, which is the person filing this Schedule 14D-9, are set forth in “Item 1(a)—Subject Company Information—Name and Address”.

(d) Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Montana Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of MACOM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM” or “Parent”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Purchaser and MACOM with the Securities and Exchange Commission (the “SEC”) on December 21, 2016, pursuant to which the Purchaser has offered to acquire all of the issued and outstanding Shares.

The terms and conditions of the offer are set forth in MACOM’s Prospectus/Offer (the “Prospectus/Offer”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that MACOM has filed on the date hereof with the SEC and which, together with the related letter of transmittal, constitute the “Offer.”

Each AMCC Stockholder that participates in the Offer will receive, for each Share validly tendered, consideration in the form of:

•	$3.25 in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”), and

•	0.1089 shares of MACOM Common Stock, par value $0.001 per share (“MACOM Common Stock”), together with cash in lieu of any fractional shares of MACOM Common Stock, without interest and less any applicable withholding taxes (the “Stock Consideration”, and together with the Cash Consideration, the “Transaction Consideration”)

The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of November 21, 2016 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among MACOM, the Purchaser, Montana Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of MACOM (“Merger Sub”) and AMCC. A more complete description of the Merger Agreement is described in the Prospectus/Offer under the caption “Merger Agreement” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The purpose of the Offer is for MACOM to acquire control of, and ultimately the entire equity interest in, AMCC. The Offer is the first step in MACOM’s plan to acquire all of the outstanding Shares. MACOM intends to consummate the merger of Purchaser with and into AMCC (the “First Merger”) as soon as practicable following the consummation of the Offer, with AMCC surviving the First Merger (the “First Surviving Corporation”).

The purpose of the First Merger is for MACOM to acquire all Shares not acquired in the Offer. After the First Merger, the First Surviving Corporation will be a wholly owned subsidiary of MACOM and the former AMCC Stockholders will no longer have any direct ownership interest in the First Surviving Corporation. Because the First Merger will be governed by Section 251(h) of the Delaware General Corporate Law (the “DGCL”), no Stockholder vote will be required to consummate the First Merger.

At the effective time of the First Merger (the “Effective Time”), each AMCC share not acquired in the Offer (other than (i) Shares owned by MACOM, the Purchaser or AMCC, or by any direct or indirect wholly-owned subsidiary of MACOM, the Purchaser or AMCC and (ii) Shares held by AMCC Stockholders, if any, who have validly asserted appraisal rights under the DGCL) will be cancelled and will be converted into the right to receive the Transaction Consideration. As a result of the First Merger, Shares will cease to be publicly traded and AMCC will become wholly owned by MACOM.

A copy of the appraisal rights provisions of the DGCL is attached as Annex C.

Immediately following the First Merger, MACOM intends to cause the First Surviving Corporation to merge with and into Merger Sub, with such Merger Sub surviving (the “Surviving Entity”) such second merger (the “Second Merger” and together with the First Merger, the “Merger”). The Second Merger is intended to cause the Offer and the merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Please read the discussion under the caption “Material U.S. Federal Income Tax Consequences” in the Prospectus/Offer. Immediately before the Second Merger, MACOM will be the sole owner of AMCC, and none of the former AMCC Stockholders will have any direct economic interest in, or approval or other rights with respect to, the Second Merger.

The Offer and withdrawal rights will expire at 12:00 midnight, Eastern time, at the end of January 25, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer. Copies of the Offer and form of letter of transmittal are being mailed to the Stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of AMCC Stockholders. AMCC is not asking for a proxy and you are requested not to send AMCC a proxy. Any solicitation of proxies that MACOM or AMCC might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As set forth in the Schedule TO, the principal executive offices of the Purchaser and MACOM are located at 100 Chelmsford Street, Lowell, Massachusetts 01851, and the telephone number of their principal executive offices is (978) 656-2500.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on AMCC’s website at www.apm.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between AMCC or its affiliates, on the one hand, and (i) any of its or their respective executive officers, directors or affiliates or (ii) MACOM, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

(d)(1) Arrangements between AMCC and AMCC Directors and Executive Officers

In considering the recommendation of the AMCC board of directors (the “AMCC board of directors”, the “AMCC Directors” or the “Board”) to tender the Shares in the Offer, Stockholders should be aware that AMCC’s directors and executive officers have agreements, arrangements or understandings that may provide them with interests that may differ from, or be in addition to, those of Stockholders generally. The AMCC board of directors was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

The following is a discussion of material agreements, arrangements or understandings affecting AMCC’s directors and executive officers, and actual or potential conflicts of interest between AMCC or its affiliates, on the one hand, and its or their executive officers, directors and affiliates, on the other hand. The following summaries are qualified in their entirety by reference to the Merger Agreement, the AMCC Severance Plan, the Support Agreements, the Confidentiality Agreement, the Exclusivity Agreement, the AMCC Certificate of Incorporation, the AMCC Bylaws, the Company Stock Plans, the Company ESPP and the form of indemnification agreement of AMCC, each as defined below and each of which is filed as an exhibit hereto and incorporated by reference herein. For additional information with respect to arrangements between AMCC and its named executive officers, see the information included in Item 8 under the heading “—Additional Information to be Furnished—Golden Parachute Compensation,” which is incorporated by reference into this Item 3.

The AMCC directors are Cesar Cesaratto, Dr. Paramesh Gopi, Dr. Paul R. Gray, Theodore A. (“Fred”) Shlapak, Dr. Robert F. Sproull, Duston M. Williams and Christopher F. Zepf.

AMCC’s executive officers are:

Name	Position(s)
Dr. Paramesh Gopi	President and Chief Executive Officer, Member of the Board of Directors

Martin S. McDermut	Vice President and Chief Financial Officer

L. William Caraccio, Esq.	Vice President, General Counsel and Secretary, Chief Legal Officer

Michael Major	Vice President, Corporate Marketing and Human Resources

Consideration for Shares Tendered Pursuant to the Offer By AMCC Directors and Executive Officers

If AMCC directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they will be entitled to receive pursuant to the Offer the same consideration on the same terms and conditions as other Stockholders. As of December 15, 2016, AMCC’s directors and executive officers (and their affiliates) beneficially owned in the aggregate 1,668,995 Shares (including Shares subject to outstanding purchase rights under the Company ESPP based on elections in effect on the date hereof but excluding any Shares subject to Company Options, Company RSUs and Company MSUs (each as defined below)), equal to approximately 2% of the Shares outstanding as of that date. If AMCC directors and executive officers (and their affiliates) were to validly tender and not properly withdraw all of their outstanding Shares pursuant to the Offer and those Shares were accepted for exchange by Purchaser, such directors and executive officers (and their affiliates) would receive cash and shares of MACOM Common Stock having an aggregate value of approximately $14,153,862, based on an assumed price per share of MACOM Common Stock of $48.03, which is the average closing price per share of MACOM Common Stock over the first five business days (November 22, 2016 through November 29, 2016) following November 21, 2016, which was the date of the first public announcement of the Offer.

The table below sets forth the number of Shares held, or beneficially held, by AMCC’s directors and executive officers (and their affiliates) as of December 15, 2016 and the amount of Cash Consideration and Stock Consideration they will receive for those Shares, rounded up to the nearest dollar.

Name	AMCC Issued and Outstanding Shares Owned (#)(1)	Cash Consideration for Shares Pursuant to the Offer ($)	Stock Consideration for Shares Pursuant to the Offer (#)	Total Consideration for Shares Pursuant to the Offer ($)(2)
NON-EMPLOYEE DIRECTORS
Cesar Cesaratto	66,394	$215,781	7,230	$563,053
Dr. Paul R. Gray	60,614	196,996	6,600	514,036
Theodore (“Fred”) Shlapak	—	—	—	—
Dr. Robert F. Sproull	73,614	239,246	8,016	624,282
Duston M. Williams	39,864	129,558	4,341	338,066
Christopher F. Zepf(3)	112,764	366,483	12,279	956,292

EXECUTIVE OFFICERS
Dr. Paramesh Gopi	915,761	2,976,224	99,726	7,766,081
Martin S. McDermut	10,115	32,874	1,101	85,780
L. William Caraccio	251,792	818,324	27,420	2,135,314
Michael Major	138,077	448,751	15,036	1,170,958

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	1,668,995	$5,424,237	181,749	$14,153,862

(1)	Excludes Shares underlying outstanding Company Options, Company RSUs and Company MSUs, which are described below under the headings “—Effect of the Merger on Company Options” and “—Effect of the Merger on Company RSUs and Company MSUs”. Includes 2,500, 2,500, 2,500 and 0 Shares, expected to be purchased by Dr. Gopi, Mr. McDermut, Mr. Caraccio and Mr. Major, respectively, pursuant to the current Company ESPP (as defined below) offering based on elections in effect on the date hereof as is further described below under the heading “—Effect of the Merger on Company ESPP Purchase Rights”.
(2)	Calculated based on the sum of (i) the Cash Consideration (which does not include fractional Share consideration), (ii) cash to be received in lieu of fractional shares of MACOM Common Stock, and (iii) the aggregate value of the Stock Consideration, in each case, to be received for Shares owned by the director or executive officer and based on an assumed price per share of MACOM Common Stock of $48.03, which is the average closing price per share of MACOM Common Stock over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016.
(3)	Does not include 7,913,000 shares directly owned by Kingdom Ridge Capital Master Fund, Ltd., a corporation managed by Kingdom Ridge Capital, LLC, and indirectly beneficially owned by Mr. Zepf as Managing Principal of Kingdom Ridge Capital, LLC.

Effect of the Merger on Company Options

As of December 15, 2016, AMCC’s directors and executive officers collectively held options (“Company Options”) to purchase 682,600 Shares granted under AMCC’s Amended and Restated 1992 Equity Incentive

Plan and AMCC’s 2011 Equity Incentive Plan (collectively, the “Company Stock Plans”). AMCC’s directors and executive officers have no outstanding equity awards under AMCC’s 2000 Equity Incentive Plan.

Pursuant to the Merger Agreement, as of the Effective Time, each outstanding, unexercised and vested Company Option, but excluding any Out-of-the-Money Option (as defined below), (each, a “Vested In-the-Money Company Option”) will be cancelled and converted into the right to receive (without interest) the Option Consideration (as defined below) within seven business days after the closing date of the Merger. The “Option Consideration” constitutes a payment in cash and a number of shares of MACOM Common Stock equal to the Transaction Consideration (with the Stock Consideration based on the per share closing price of MACOM Common Stock on Nasdaq on the last trading day prior to the Effective Time), multiplied by the Net Exercised Share Count. The “Net Exercised Share Count” for a Vested In-the-Money Company Option is the number of Shares equal to the excess of (A) the total number of Shares then subject to such Vested In-the-Money Company Option over (B) the number of whole and partial (computed to the nearest four decimal places) Shares that, when multiplied by the closing price per Share on Nasdaq on the last trading day immediately prior to the Effective Time, is equal to the aggregate exercise price of such Vested In-the-Money Company Option. The Option Consideration will be paid in cash and MACOM Common Stock in the same proportion as the Transaction Consideration is paid to Stockholders generally under the Merger Agreement, except that MACOM may pay a greater amount, or all, of the Option Consideration in cash.

Pursuant to the Merger Agreement, as of the Effective Time, each outstanding, unexercised and unvested Company Option (each, an “Unvested Company Option”) and each outstanding, unexercised and vested Company Option with a per-Share exercise price equal to or exceeding the sum of the Cash Consideration plus the value of the Stock Consideration (determined by multiplying the Stock Consideration by the closing price of MACOM Common Stock on the last trading day prior to the Effective Time) (each, an “Out-of-the-Money Company Option”) will be converted into an award of stock options exercisable for that number of shares of MACOM Common Stock (each, after such conversion, a “Rollover Option”) equal to the number of whole Shares then underlying the applicable Company Option multiplied by the Equity Award Exchange Ratio (as defined below), with a per-share exercise price equal to the exercise price of the applicable Company Option divided by the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Rollover Options will be subject to the same vesting terms and conditions as in effect prior to the Effective Time, subject to such modifications as required for the conversion to be consistent with exemption from Sections 409A and 424 of the Code or as may be reasonably determined by MACOM. The “Equity Award Exchange Ratio” is equal to the quotient (computed to the nearest four decimal places) of the fair market value of one Share divided by the fair market value of one share of MACOM Common Stock (with fair market value determined based on their respective closing prices on Nasdaq on the last trading day immediately prior to the Effective Time).

The table below sets forth (i) the number of Shares subject to Vested In-the-Money Company Options held, or beneficially held, by the AMCC directors and executive officers as of December 15, 2016, (ii) the estimated amount of Option Consideration they are expected to receive in respect of those Vested In-the-Money Company Options, rounded up to the nearest dollar, (iii) the number of Shares subject to Out-of-the-Money Company Options held, or beneficially held, by the AMCC directors and executive officers as of December 15, 2016, and (iv) the estimated number of shares of MACOM Common Stock subject to the Rollover Options they are expected to receive in respect of such Out-of-the-Money Company Options. No AMCC director or executive officer holds any Unvested Company Options. This information is based on a price per Share of $8.46 and a price per share of MACOM Common Stock of $48.03 (which were their respective average per share closing prices on Nasdaq over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016). The actual amount of Option Consideration and number of shares of MACOM Common Stock subject to the Rollover Options, respectively, to be received by each AMCC director and executive officer will depend on the number of outstanding Company Options held, or beneficially held, by the AMCC directors and executive officers, the value of the Shares subject to such Company Options and the value of MACOM Common Stock, in each case, as of the Effective Time, and may differ from the amounts in the table below. The amounts set forth in the table below do not reflect reduction for any tax withholding that may be due on such amounts.

	Vested In-the-Money Company Options(1)			Out-of-the-Money Company Options(1)
Name	Shares Underlying Vested-In- the-Money Company Options(#)	Estimated Cash Payment Due as Option Consideration ($)(2)	Estimated Number of Shares of MACOM Common Stock Issuable for Option Consideration(#)(3)	Shares Underlying Out-of-the-Money Company Options (#)	Weighted Average Exercise Price of Out-of-the-Money Company Options($)	Shares of MACOM Common Stock Estimated to be Subject to Rollover Options (#)(4)
NON-EMPLOYEE DIRECTORS
Cesar Cesaratto	35,000	$18,627	613	32,500	$11.52	5,721
Dr. Paul R. Gray	12,500	9,629	320	12,500	10.98	2,200
Theodore (“Fred”) Shlapak	25,000	13,250	439	25,000	11.57	4,401
Dr. Robert F. Sproull	12,500	9,629	320	—	—	—
Duston M. Williams	—	—	—	—	—	—
Christopher F. Zepf	—	—	—	—	—	—

EXECUTIVE OFFICERS
Dr. Paramesh Gopi	260,000	133,877	4,484	120,000	11.86	21,132
Martin S. McDermut	—	—	—	—	—	—
L. William Caraccio	—	—	—	120,000	12.25	21,132
Michael Major	—	—	—	27,600	11.86	4,860

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	345,000	$185,012	6,176	337,600	$11.91	59,446

(1)	For purposes of identifying Vested In-the-Money Company Options and Out-of-the-Money Company Options, the value of the Transaction Consideration was assumed to be the sum of $3.25 plus $5.23, the latter of which is the product of the Stock Consideration multiplied by $48.03 per share, which is the average closing price per share of MACOM Common Stock over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016.
(2)	Calculated as the sum of (i) the product of the Cash Consideration multiplied by the estimated Net Exercised Share Count, the latter of which was calculated on an assumed per Share price of $8.46, which is the average closing prices on Nasdaq over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016, plus (ii) the cash to be received in lieu of the fractional shares of MACOM Common Stock as calculated in accordance with note (3) immediately below.
(3)	Calculated as the product of the Stock Consideration multiplied by the estimated Net Exercised Share Count, the latter of which was calculated on an assumed per Share price of $8.46, which is the average closing prices on Nasdaq over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016.
(4)	For purposes of calculating the Equity Award Exchange Ratio, the per-Share value was assumed to be $8.46 and the per share value of MACOM Common Stock was assumed to be $48.03, which were their average per share closing prices over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016.

Effect of the Merger on Company RSUs and Company MSUs

As of December 15, 2016, AMCC’s directors and executive officers collectively held 737,669 restricted stock units (“Company RSUs”) and 358,987 market stock units (assuming target level of achievement of the applicable performance goals, which number would be 590,726 market stock units assuming maximum level of achievement of such performance goals) (“Company MSUs”), granted under the Company Stock Plans.

Pursuant to the Merger Agreement, as of the Effective Time, each outstanding and vested Company RSU (each, a “Vested Company RSU”) will be settled and converted into the right to receive (without interest) the RSU Consideration (as defined below) within seven business days after the closing date of the Merger. The “RSU Consideration” is equal to an amount in cash and a number of shares of MACOM Common Stock equal to the Transaction Consideration (with the Stock Consideration based on the per share closing price of MACOM Common Stock on Nasdaq on the last trading day prior to the Effective Time) multiplied by the number of Shares subject to the Vested Company RSU. The RSU Consideration will be paid in cash and MACOM Common Stock in the same proportion as the Transaction Consideration is paid to Stockholders generally under the Merger Agreement, except that MACOM may pay a greater amount, or all, of the RSU Consideration in cash. In the ordinary course, AMCC settles Company RSUs in Shares immediately after vesting and, therefore, the number of Vested Company RSUs is expected to reflect just those Company RSUs that vest in connection with the Merger. Pursuant to the terms of the AMCC 2011 Equity Incentive Plan, in the event of a “Corporate Transaction” (as defined in the plan) all outstanding Company RSUs granted prior to October 22, 2013 will vest with respect to that number of Shares that would otherwise be vested by the holder’s continued service through one (1) year after the date of such Corporate Transaction. The Merger will constitute a Corporate Transaction. In addition, pursuant to their terms, the Company RSUs held by AMCC Directors will vest immediately prior to the Effective Time on a prorated basis reflecting service through the actual closing date of the Merger as is further described below under the heading “—AMCC Director Compensation Program”.

Pursuant to the Merger Agreement, as of the Effective Time, each outstanding and vested Company MSU (each, a “Vested Company MSU”) will be settled and converted into the right to receive the RSU Consideration (as defined above, and payable as set forth above) within seven business days after the closing date of the Merger.

Pursuant to the Merger Agreement, as of the Effective Time, each outstanding and unvested Company RSU (each, an “Unvested Company RSU”) will be converted into an award of restricted stock units for that number of shares of MACOM Common Stock (each, after such conversion, a “Rollover RSU”) equal to the number of Shares subject to the applicable Unvested Company RSU multiplied by the Equity Award Exchange Ratio (as defined above). Rollover RSUs will be subject to the same vesting terms and conditions as in effect prior to the Effective Time, except for such terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement and subject to such adjustments as a reasonably determined by MACOM to be necessary or desirable to give effect to such conversion and transactions.

Pursuant to the Merger Agreement, as of the Effective Time, each outstanding and unvested Company MSU (with respect to only that number of Shares that, as of the Effective Time, become eligible to either vest based on actual performance or to conditionally vest under the applicable award agreement or the provisions of the AMCC Severance Plan described below under the heading “—AMCC Severance Plan”) (each, an “Unvested Company MSU”) will be converted into a Rollover RSU (as described above), except that after the Merger the performance vesting terms and conditions will not apply to such Rollover RSUs and they will vest solely based on either the holder’s continued employment or the vesting acceleration terms of the AMCC Severance Plan, as applicable. Any Unvested Company MSU (or portion thereof) that is not converted into a Rollover RSU will terminate as of immediately prior to the Effective Time.

The table below sets forth (i) the number of Vested Company RSUs and Vested Company MSUs held, or beneficially held, by the AMCC directors and executive officers as of December 15, 2016, as well as Company RSUs and Company MSUs that would vest in connection with the Merger, assuming the Merger closed on December 15, 2016 , (ii) the estimated amount of RSU Consideration they are expected to receive for those Vested Company RSUs and Vested Company MSUs, rounded up to the nearest dollar, (iii) the number of Unvested Company RSUs and Unvested Company MSUs (based on target level of achievement of applicable performance goals as of the Effective Time) held, or beneficially held, by the AMCC directors and executive officers as of December 15, 2016, but not including any Company RSUs and Company MSUs that would vest in connection with the Merger, assuming the Merger closed on December 15, 2016, and (iv) the estimated number of shares of MACOM Common Stock subject to Rollover RSUs they are expected to receive in respect of such Unvested Company RSUs and Unvested Company MSUs. This information is based on a price per Share of $8.46 and a price per share of MACOM Common Stock of $48.03 (which were their respective average per share closing prices on Nasdaq over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016). The actual amount of RSU Consideration and number of shares of MACOM Common Stock subject to the Rollover RSUs, respectively, to be received by each AMCC director and executive officer will depend on the number of outstanding Company RSUs and Company MSUs held, or beneficially held, by the AMCC directors and executive officers as of the Effective Time and the value of the Shares and the value of MACOM Common Stock as of the Effective Time, and may differ from the amounts in the table below. The amounts set forth in the table below do not reflect reduction for any tax withholding that may be due on such amounts.

	Vested Company RSUs and Vested Company MSUs			Unvested Company RSUs and Unvested Company MSUs
Name	Number of Vested Company RSUs and Vested Company MSUs (#)(1)(2)	Estimated Cash Payment Due as RSU Consideration (3)	Estimated Number of Shares of MACOM Common Stock Issuable for RSU Consideration (#)	Unvested Company RSUs and Unvested Company MSUs (#)(4)	Shares of MACOM Common Stock Estimated to be Subject to Rollover RSUs(#)(5)
NON-EMPLOYEE DIRECTORS
Cesar Cesaratto	5,278	$17,191	574	—	—
Dr. Paul R. Gray	5,278	17,191	574	—	—
Theodore (“Fred”) Shlapak	5,278	17,191	574	—	—
Dr. Robert F. Sproull	5,278	17,191	574	—	—
Duston M. Williams	5,278	17,191	574	—	—
Christopher F. Zepf	10,536	34,309	1,146	—	—

EXECUTIVE OFFICERS
Dr. Paramesh Gopi	240,652	782,221	26,205	231,402	40,759
Martin S. McDermut	—	—	—	130,000	22,898
L. William Caraccio	1,500	4,892	163	187,776	33,074
Michael Major	1,500	4,892	163	187,776	33,074

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	280,578	$912,269	30,547	736,954	129,805

(1)	The number of non-employee directors’ Vested Company RSUs reflects that number of Company RSUs that will vest on a prorated basis in connection with the Merger assuming the Merger closed on December 15, 2016. The number of Dr. Gopi’s Vested Company RSUs and Vested Company MSUs also reflects accelerated vesting of 50% of his Company RSUs and Company MSUs to take effect immediately prior to the closing of the Merger pursuant to his amended participation agreement under the AMCC Severance Plan, as described below under “—Dr. Gopi’s Severance Benefits.” All other Company RSUs and Company MSUs that eligible for accelerated vesting under certain conditions pursuant to the AMCC Severance Plan are included in the number of Unvested Company RSUs and Unvested Company MSUs.
(2)	The number of executive officers’ Vested Company RSUs reflects that number of Company RSUs granted prior to October 22, 2013 that would otherwise vest over the course of one-year of service from December 15, 2016 through December 15, 2017 and expected to become vested in connection with the Merger.
(3)	Calculated as the sum of (i) the Cash Consideration multiplied by the Number of Vested Company RSUs and Vested Company MSUs, plus (ii) the estimated cash to be received in lieu of the fractional shares of MACOM Common Stock otherwise included in Stock Consideration for such Vested Company RSUs.
(4)	The number of executive officers’ Unvested Company MSUs reflects the number of Company MSUs that would become vested based on target level of achievement of applicable performance goals and which will be eligible to vest following the Effective Time in certain circumstances as is further described below under the heading “—AMCC Severance Plan”.
(5)	For purposes of calculating the Equity Award Exchange Ratio, the per-Share value was assumed to be $8.46 and the per share value of MACOM Common Stock was assumed to be $48.03, which were their respective average per share closing prices over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016.

Effect of the Merger on Company ESPP Purchase Rights

Pursuant to the Merger Agreement, no additional offerings will be made under the Company’s 2012 Employee Stock Purchase Plan (the “Company ESPP”) after the six (6)-month offering period under the Company ESPP that commenced on August 1, 2016 and is scheduled to end January 31, 2017. If the closing of the Merger occurs prior to January 31, 2017, then the last business day prior to the Effective Time will be the last day of such offering period, all participant contributions accumulated as of such date will be applied in accordance with the Company ESPP’s terms to purchase Shares and the remaining contributions, if any, that remain in any participant’s account after such purchase will be promptly returned to the applicable participant. Any Shares purchased under the Company ESPP during this final offering period will be cancelled as of the Effective Time and converted into the right to receive the Transaction Consideration. The Company ESPP and all rights thereunder will be terminated effective as of the Effective Time.

AMCC Severance Plan

Under the AMCC Executive Severance Benefit Plan (as amended, the “AMCC Severance Plan”), which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2), participating employees are eligible for certain severance benefits in the event they experience an involuntary termination of employment without Cause (as defined below) and additional benefits if they experience a “Change-in-Control Termination”, which is an involuntary termination without Cause or a voluntary resignation for Good Reason (as defined below) in either case occurring within one month prior to or 12 months following a change in control of AMCC (which, for purposes of the AMCC Severance Plan, includes the surviving entity following a change in control or the parent company of such surviving entity). The consummation of transactions contemplated by the Merger Agreement will constitute a change in control for purposes of the AMCC Severance Plan. Each of the AMCC executive officers participates in the AMCC Severance Plan. The following summarizes the Change-in-Control Termination benefits that could be payable under the AMCC Severance Plan to the AMCC executive officers in connection with a Change-in-Control Termination.

Dr. Gopi’s Severance Benefits

In the event of a Change-in-Control Termination, the AMCC Severance Plan provides that Dr. Gopi would receive a lump sum payment equal to 24 months of his base salary, based on the highest monthly base pay Dr. Gopi was paid by AMCC during the three-year period preceding the employment termination date, plus his target bonus amount under AMCC’s annual bonus plan. In addition, Dr. Gopi would be entitled to receive continued health insurance benefits for 24 months following termination of employment and he would immediately become 100% vested with respect to all of his outstanding Company Options and Company RSUs and a number of his Company MSUs equal to the target number of outstanding Company MSUs at the time of the change in control. Dr. Gopi would also have 24 months from the date of his employment termination during which he may choose to exercise any of his vested and outstanding Company Options, but in no event will such exercise period extend past the Company Option’s expiration date as established at the time of grant.

On December 20, 2016, the compensation committee of the AMCC board of directors approved an amendment to Dr. Gopi’s participation notice under the AMCC Severance Plan, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(4), to provide that (i) 50% of the cash severance amount described above will be paid on or as soon as reasonably practicable following the consummation of the Merger, (ii) the remaining 50% of such cash severance amount will be placed in a rabbi trust, (iii) 50% of Dr. Gopi’s outstanding unvested Company RSUs and Company MSUs will vest immediately prior to the consummation of the Merger, and (iv) the proceeds of Dr. Gopi’s remaining outstanding unvested Company RSUs and Company MSUs will be placed in a rabbi trust. In addition, during the period beginning on the consummation of the Merger and ending upon the earlier of (i) six months following the consummation of the Merger; and (ii) the sale of AMCC’s ARM-based computing business, Dr. Gopi will receive a base salary of $85,000 per month (prorated for partial months) and standard employee benefits and, to the extent that Dr. Gopi’s existing employee benefits do not continue in substantially their current form, a cash payment in respect of any such benefits that are not so provided to him. The $85,000 per month is based on Dr. Gopi’s current base salary at $50,000 per month and an additional $35,000 as a replacement for Dr. Gopi’s current bonus opportunity. Dr. Gopi will also remain eligible to receive the continued health benefits and extended option exercise period described above in the event of a Change-in-Control Termination.

The portion of Dr. Gopi’s cash severance payment and the RSU and MSU proceeds that are held in the rabbi trust will fully vest and be released from the trust upon the earliest of (i) the six month anniversary of the closing of the Merger; (ii) the sale of AMCC’s ARM-based computing business, subject, in the case of (i) or (ii), to his continuing employment through such date; (iii) his termination of employment without Cause (as defined below); and (iv) his resignation for Good Reason (as defined below and as modified by the amendment described below).

Dr. Gopi’s severance benefits are conditioned on his timely entering into and not revoking a general waiver and release of claims.

Messrs. Caraccio, McDermut and Major’s Severance Benefits

With respect to the executive officers other than Dr. Gopi, in the event of a Change-in-Control Termination, Mr. Caraccio will receive a lump sum payment equal to 18 months of his base salary plus his target bonus amount under AMCC’s annual bonus plan and Messrs. McDermut and Major will each receive a lump sum payment equal to 12 months of his base salary. In addition, in the event of a Change-in-Control Termination, such executive officers will receive continued health insurance benefits for the following periods: 18 months for Mr. Caraccio and 12 months for Messrs. McDermut and Major. The base salary for each executive officer is determined based on the highest monthly base pay the executive officer was paid by AMCC during the three-year period preceding the employment termination date.

In the event of a Change-in-Control Termination, the affected executive officer will immediately become 100% vested with respect to all outstanding Company Options, Company RSUs and Company MSUs. The number of Company MSUs eligible to vest in this respect is equal to the target number of outstanding Company MSUs at the time of the applicable change in control of AMCC. In the case of a Change-in-Control Termination, the executive officers will also have the following extended time periods from the date of termination during which they may choose to exercise any vested and outstanding Company Options: 15 months for Mr. Caraccio and 12 months each for Messrs. McDermut and Major. However, in no event will a Company Option’s exercise period extend past the Company Option’s expiration date as established at the time of grant.

Each of Messrs. Caraccio, McDermut and Major’s severance benefits are conditioned on his timely entering into and not revoking a general waiver and release of claims with AMCC (or its successor as applicable).

The AMCC Severance Plan includes the following defined terms.

•	“Cause” means termination of a participant’s employment for any of the following reasons (i) such participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such participant’s attempted commission of, or participation in, a fraud or act of dishonesty against AMCC; (iii) such participant’s intentional, material violation of any contract or agreement between the participant and AMCC or of any statutory duty owed to AMCC; (iv) such participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (v) such participant’s gross misconduct. The determination that a termination of the participant’s employment is either for Cause or without Cause shall be made by AMCC in its sole discretion.

•	“Good Reason” means, subject to the further provision below, the occurrence of any of the following events within one month prior to or 11 months following a change in control of AMCC: (i) a material reduction in the participant’s duties or responsibilities (and not solely a change in title or reporting relationships) for any reason other than as a result of the participant’s physical or mental incapacity which impairs his or her ability to materially perform his or her duties or responsibilities, or any other action that has the effect of a material demotion of the participant; (ii) a material reduction by AMCC in the participant’s base salary then currently in effect, and that is not part of a performance-based reduction in base salaries for selected senior executives; or (iii) a relocation of the participant’s principal place of work that results in an increase by more than 50 miles in the one-way driving distance from the participant’s principal residence to the participant’s principal place of work in effect immediately prior to the relocation. However, in no event will a participant have “Good Reason” to resign unless: (a) the participant notifies AMCC in writing, within 30 days after the occurrence of one of the foregoing event(s), specifying the event(s) constituting Good Reason and that he or she intends to terminate his or her employment no earlier than 30 days after providing such notice; (b) AMCC does not cure such condition within 30 days following its receipt of such notice or states unequivocally in writing that it does not intend to attempt to cure such condition (the “Cure Period”) and (c) the participant resigns from employment within 30 days following the end of the Cure Period.

For purposes of clause (i) above in the definition of Good Reason, if a change in control results in AMCC continuing in existence as a direct or indirect subsidiary of an acquirer, a AMCC Severance Plan participant shall be considered to have been materially demoted unless given the same position, duties and authority in the ultimate parent of the acquirer.

Effective November 18, 2016 the AMCC Severance Plan was amended to, among other things, modify the definition of Good Reason to provide as follows. (x) AMCC’s Chief Financial Officer, Chief Legal Officer and Chief Human Resources Officer will not be entitled to claim Good Reason under clause (i) of the definition until two months following a change in control of AMCC and (y) AMCC’s Chief Executive Officer may not claim Good Reason under clause (i) of the definition until six months following a change in control of AMCC or, if earlier, the sale of AMCC’s ARM-based computing business, but in any such case the applicable executive officer will be able to resign immediately after the applicable two- or six-month period without providing AMCC (or its successor) any Cure Period.

Participants in the AMCC Severance Plan are not entitled to any tax “gross up” in respect of excise taxes, if any, that might arise under the “golden parachute” sections of the federal income tax law (Sections 280G and 4999 of the Code), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

For an estimate of the value of the amounts that would be payable to the AMCC executive officers under the AMCC Severance Plan, assuming that the Merger occurred on December 15, 2016 and each executive officer experienced a Change-in-Control Termination immediately after consummation of the Merger, see the table included in Item 8 under the heading “—Additional Information to be Furnished—Golden Parachute Compensation,” which is incorporated by reference into this Item 3.

AMCC Deferred Compensation Plan

The AMCC Deferred Compensation Plan permits certain AMCC employees, including the AMCC executive officers, to defer up to 85% of their base salary and up to 100% of cash incentive compensation (if any) otherwise payable each year. AMCC has not made Company contributions to the AMCC Deferred Compensation Plan. Amounts deferred by a participant under the AMCC Deferred Compensation Plan are generally not payable until the participant’s termination from employment with AMCC or the specified in-service distribution date selected by the participant at the time of deferral. However, all deferred amounts will become payable upon a change in control of AMCC. The consummation of transactions contemplated by the Merger Agreement will be a change in control for purposes of the AMCC Deferred Compensation Plan. As a result, AMCC executive officers who participate in the AMCC Deferred Compensation Plan will be entitled to payment of the amounts deferred under such plan earlier than otherwise would result if the Offer and Merger were not consummated.

With respect to each of our executive officers that participate in the AMCC Deferred Compensation Plan, the following table sets forth the value of such executive officer’s account balance (rounded up to the nearest dollar) under the plan, assuming the Effective Time occurred as of December 15, 2016, which account balance will be payable in connection with the transactions contemplated by the Merger Agreement. The amounts set forth in the table below do not reflect reduction for any tax withholding that may be due on such amounts.

Name	Total Account Balance ($)
Dr. Paramesh Gopi	414,460
Martin S. McDermut	—
L. William Caraccio	—
Michael Major	—
Totals	$414,460

AMCC Director Compensation Program

Pursuant to AMCC’s director compensation program, non-employee directors receive both cash payments and equity awards in exchange for their services. AMCC currently provides cash compensation to its non-employee directors as an annual retainer for their services as follows: (i) for Board membership, $40,000 ($70,000 for the chairman of the Board); (ii) for Audit Committee membership, $10,000 ($20,000 for the committee chair); (iii) for Compensation Committee membership, $7,000 ($15,000 for the committee chair); (iv) for Governance and Nominating Committee membership, $8,000 ($12,000 for the committee chair); and (v) for Strategy Committee membership, $7,000 ($15,000 for the committee chair). These annual retainer amounts are paid on a quarterly basis after completion of a full quarter of service. If the closing of the Merger occurs prior to completion of a quarter, no retainers will be payable for such quarter. AMCC also provides cash meeting fees for attendance at meetings exceeding an annual minimum number and provides reasonable reimbursement of travel-related expenses for attendance at meetings.

Pursuant to AMCC’s director compensation program, ongoing non-employee directors receive annual Company RSU grants subject to a one-year, cliff-vesting schedule and newly joining non-employee directors receive larger, one-time Company RSU grants subject to a three-year vesting schedule with three equal tranches. Pursuant to the terms of AMCC’s non-employee director compensation program and as is further described below, all such Company RSUs that are then unvested will vest on a prorated basis in the event a non-employee director ceases to serve on AMCC’s board of directors in connection with a “Change in Control” (as defined in the AMCC 2011 Equity Incentive Plan). The consummation of the transactions contemplated by the Merger Agreement will constitute a Change in Control for this purpose.

On August 2, 2016, AMCC granted each of its non-employee directors a Company RSU for 15,836 Shares subject to a one-year service vesting requirement measured from the grant date. Each such Company RSU will vest immediately prior to the Effective Time on a prorated basis with respect to that number of Shares equal to 15,826 multiplied by the quotient of (a) the number of months since August 2, 2016, rounded down to the nearest full month, divided by (b) twelve months. On August 5, 2015, AMCC granted Mr. Zepf a Company RSU for 31,551 Shares subject to a three-year service vesting requirement with 1/3 of the covered Shares vesting on each of the first three anniversaries of the grant date. A portion of such August 2015 Company RSU award will vest immediately prior to the Effective Time on a prorated basis with respect to that number of Shares equal to 2,629.25 multiplied by the number of quarters since May 20, 2015 (the date Mr. Zepf’s service as a director commenced), rounded down to the nearest full quarter, minus 10,517 (the number of Shares already vested).

Director and Officer Indemnification and Insurance

All existing rights provided in AMCC’s Amended and Restated Certificate of Incorporation, as amended (the “AMCC Certificate of Incorporation”), AMCC’s Amended and Restated Bylaws (the “AMCC Bylaws”) and under certain indemnification agreements currently in effect in favor of past and current directors and officers of AMCC to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time in their capacity as a director or officer, whether asserted or claimed prior to or at the Effective Time, will continue after the Merger. In addition, for a period of six (6) years after the Effective Time, MACOM has agreed that the organizational documents of the Surviving Entity will provide the directors and officers of AMCC with no less favorable rights with respect to indemnification, exculpation, and advancement of expenses to the directors and officers of AMCC for periods at or prior to the Effective Time than as are currently set forth in AMCC’s organizational documents. For six (6) years from and after the Effective Time, MACOM has agreed that the Surviving Entity will maintain for the benefit of the AMCC directors and officers, as of the Effective Time, an insurance and indemnification policy (“D&O Insurance”) that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than AMCC’s existing policy; provided that if such a policy is not available, the Surviving Entity is required to provide the best available coverage. However, the Surviving Entity will not be required to pay annual premiums in excess of 250% of the annual premium currently paid by AMCC to obtain such insurance, provided, that if the annual premiums of such insurance coverage exceed such amount, MACOM shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. In the alternative, AMCC may purchase fully-prepaid, and the Surviving Entity shall maintain, for a period of at least six (6) years from and after the Effective Time, D&O insurance in place as of November 21, 2016 with AMCC’s current insurance carrier or a reputable alternative insurance carrier; provided, however, that AMCC shall not be permitted to pay for such “tail” prepaid policy in excess of 250% of the annual premium currently paid by AMCC for such insurance.

The AMCC Certificate of Incorporation provides that the personal liability of AMCC’s directors is eliminated to the fullest extent permitted by the applicable provisions of the DGCL. The certificate provides further that AMCC will, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145. The indemnification so provided for will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

The AMCC Bylaws further provide that each person who was or is a party, is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee or agent of AMCC, or is or was serving at the request of AMCC as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by AMCC to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits AMCC to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement, and any interest, assessments or other charges imposed thereon, and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing for any of the foregoing in, any such action, suit or proceeding. The AMCC Bylaws further provide that expenses incurred by an executive officer or director (acting in their capacity as such) in defending such an action will be paid by AMCC in advance of the final disposition of such action, subject to certain limitations. Expenses incurred by other agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the AMCC board of directors deems appropriate.

AMCC has entered into agreements with its directors and officers that require AMCC to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of AMCC or any of its affiliated enterprises, provided such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of AMCC and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

AMCC has obtained a D&O Insurance policy that insures AMCC directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Beneficial Ownership Table

The following table sets forth certain information with respect to the beneficial ownership of the Shares as of December 15, 2016 for (i) each person who is known by AMCC to beneficially own more than 5% of the

Shares, (ii) each of the AMCC directors, (iii) each of the named executive officers of AMCC and (iv) all directors and executive officers as a group.

	Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent(2)
5% or Greater Stockholders (other than directors and executive officers):
Fidelity Management & Research Company(3)	11,367,288	13.0%
245 Summer Street, Boston, MA 02210
Kingdom Ridge Capital LLC and its affiliates(4)	8,025,764	9.2%
Gardenia Court, Suite 3307 45 Market Street, Camana Bay P.O. Box 896 Grand Cayman KY1-1103 Cayman Islands
The Vanguard Group(5)	5,389,726	6.2%
100 Vanguard Blvd. Malvern, PA 19355
BlackRock, Inc.(6)	4,538,330	5.2%
40 East 52nd Street New York, NY 10022
Directors and Executive Officers(7):
Cesar Cesaratto	66,394	*
Dr. Paul R. Gray	60,614	*
Theodore R. (“Fred”) Shlapak	—	*
Dr. Robert F. Sproull	73,614	*
Duston M. Williams	39,864	*
Christopher P. Zepf(8)	8,025,764	9.2%
Dr. Paramesh Gopi	913,261	1.0%
Martin S. McDermut	7,615	*
L. William Caraccio	249,292	*
Michael Major	138,077	*
All current executive officers and directors as a group (10 persons)	9,574,565	10.9%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC. The indication herein that shares are beneficially owned is not an admission on the part of the listed Stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares. Except as stated below, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. The share amounts do not include outstanding stock options held by AMCC directors or executive officers that are exercisable within the next 60 days. For information regarding stock options held by each AMCC director and executive officer, see discussion under “Effect of Merger on Company Options” in this Item 3.
(2)	Based on 87,641,177 shares of common stock issued and outstanding as of December 15, 2016.
(3)	Based solely on a Schedule 13G/A filed with the SEC on February 12, 2016, FMR LLC beneficially owned 11,367,288 shares of our common stock. FMR LLC has sole voting power over 2,011,200 shares and sole dispositive power over 11,367,288 shares. Reference is made to such filing for more information.
(4)

Kingdom Ridge Capital LLC and its Managing Principal, Mr. Christopher P. Zepf (one of our directors), beneficially owned the foregoing shares of our common stock. Kingdom Ridge Capital LLC owned 7,913,000 of the shares shown above, which may be deemed indirectly owned by Mr. Zepf as Managing Principal of Kingdom Ridge Capital LLC. Mr. Zepf disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Of the shares shown above, Mr. Zepf directly owned 112,764 shares.
(5)	Based solely on a Schedule 13G/A filed with the SEC on February 10, 2016, The Vanguard Group beneficially owned 5,389,726 shares of our common stock. The Vanguard Group has sole voting power over 122,153 shares, sole dispositive power over 5,272,023 shares and shared dispositive power over 117,703 shares. Reference is made to such filing for more information.
(6)	Based solely on a Schedule 13G/A filed with the SEC on January 20, 2016, BlackRock, Inc. beneficially owned 4,538,330 shares of our common stock. BlackRock, Inc. has sole voting power over 4,361,869 shares and sole dispositive power over 4,538,330 shares. Reference is made to such filing for more information.
(7)	The address for our executive officers and directors is: c/o Applied Micro Circuits Corporation, 4555 Great America Parkway, 6th Floor, Santa Clara, CA 95054.
(8)	Mr. Zepf directly owned 112,764 of these shares. Includes 7,913,000 shares directly owned by Kingdom Ridge Capital Master Fund, Ltd., a corporation managed by Kingdom Ridge Capital, LLC, and indirectly beneficially owned by Mr. Zepf as Managing Principal of Kingdom Ridge Capital, LLC.

(d)(2) Arrangements between MACOM (and the Purchaser) and AMCC and AMCC Affiliates

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (e)(1) and is incorporated herein by reference, governs the contractual rights among MACOM, Purchaser and AMCC in relation to the transaction. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about MACOM, Purchaser or AMCC in AMCC’s public reports filed with the SEC.

The summary of the material provisions of the Merger Agreement contained in the Offer in the section titled “Merger Agreement” and the description of the conditions of the Offer contained in the section titled “Conditions to the Transaction” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

In particular, the Merger Agreement and the summary of terms set forth in the Offer and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to MACOM, Purchaser or AMCC. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which MACOM or Purchaser may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to Stockholders and qualifications with respect to information set forth in confidential schedules. Accordingly, Stockholders and other interested parties should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Support Agreements

On November 21, 2016, in connection with the Merger Agreement, the directors and named executive officers of AMCC and an affiliated Stockholder, solely in their respective capacities as stockholders of AMCC, entered into Support Agreements with MACOM and Purchaser (the “Support Agreements”). These agreements provide, among other things, that the Stockholders will not sell or dispose of their Shares except to participate in the Offer and to tender their shares within 10 business days of the commencement of the Offer and not to withdraw such shares unless the Offer is terminated, except in other limited circumstances. In aggregate, such persons own approximately 11% of the outstanding Shares. The foregoing description of the Support Agreements is qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is attached hereto as Exhibit (e)(3) and is incorporated herein by reference.

Compensation Arrangements Offered by MACOM to AMCC Executive Officers

Although it is possible that certain AMCC employees, including AMCC’s executive officers, will enter into arrangements with MACOM regarding employment, compensation or benefits prior to the consummation of the Merger, no such arrangements have been entered into as of the date of this Schedule 14D-9.

Compensation and Benefits from MACOM for Continuing Employees

From the Effective Time until December 31, 2017, MACOM has agreed to provide or cause to be provided to those AMCC employees who continue to be employed by MACOM or MACOM’s subsidiaries following the Effective Time, including any AMCC executive officers, with: (1) base salaries or wage rates that are no less than provided to such employees immediately prior to the Effective Time, (2) employee benefits (other than equity-based compensation) and annual cash bonus opportunities that are substantially comparable in the aggregate to (x) the employee benefits and annual cash bonus opportunities provided to such employees immediately prior to the Effective Time or (y) at MACOM’s election, to similarly situated employees of MACOM and its subsidiaries (other than AMCC and its subsidiaries) and (3) severance benefits that are no less favorable than the severance benefits provided to such employees immediately prior to the Effective Time. In addition, MACOM will continue to honor certain milestone and other bonus plans and agreements in accordance with their terms.

For purposes of vesting and eligibility to participate under the employee benefit plans of MACOM and MACOM’s subsidiaries in which continuing AMCC employees become eligible to participate after the closing of the Merger (excluding any defined benefit plan, deferred compensation plan or equity-based plan), such employees will be credited for their years of service with AMCC and AMCC’s subsidiaries prior to the Effective Time, to the extent such application would not result in a duplication of benefits. In addition, MACOM will use its reasonable best efforts so that each continuing AMCC employee who becomes eligible to participate in a MACOM health benefit plan will have all pre-existing conditions and waiting periods waived and will have credited towards any deductible, coinsurance and annual out-of-pocket expense requirements in such MACOM health plan any amounts credited to the participant during that same year under the participant’s corresponding AMCC health plan to the extent such amount would have been credited under such plan.

Confidentiality Agreement, Including Employee Non-Solicitation Provision

On July 26, 2016, AMCC and MACOM entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions, any non-public information regarding either AMCC or MACOM, or either of their subsidiaries or affiliates (the “Disclosing Party”) furnished to the other party or its representatives (the “Recipient”) in connection with a possible transaction involving MACOM and AMCC, would, for a period of three (3) years from the date of the Confidentiality Agreement, be used by the Recipient and its representatives solely for the purpose of evaluating a potential business transaction between MACOM and AMCC and be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise contracting for the services of any employee of the other party for a period of twelve (12) months from the date of the Confidentiality Agreement, subject to certain exceptions. The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(5).

Exclusivity Agreement

On October 28, 2016, AMCC and MACOM entered into an exclusivity agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, AMCC agreed to negotiate exclusively with MACOM with respect to a possible negotiated transaction through and including 11:59 p.m. Eastern time on November 15, 2016 (the “Initial Exclusivity Period”), provided that such Initial Exclusivity Period would automatically be extended for an additional fourteen (14) days if, as of the end of the Initial Exclusivity Period, both parties were working in good faith towards the execution of a definitive agreement with respect to such a transaction and if neither party had notified the other in writing that it did not wish to extend the Exclusivity Period (such period, as extended, the “Exclusivity Period”). During the Exclusivity Period, AMCC agreed that it would not, directly or indirectly, (i) initiate, solicit or knowingly facilitate or encourage any inquiries, discussions or proposals regarding, (ii) continue, propose or engage in negotiations or discussions with respect to, or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for: any (a) direct or indirect acquisition or purchase by any person or entity of more than 15% of the voting securities of, or equity interests in, AMCC or any of its subsidiaries, (b) merger, consolidation, spin-off, sale or license of a material portion of the assets of AMCC or any of its subsidiaries, or a recapitalization, liquidation, dissolution or similar transaction involving the securities or the assets of AMCC or any of its subsidiaries, or (c) other transaction which would reasonably be expected to impede, interfere with, prevent or materially delay a possible strategic business combination of AMCC and MACOM (each of the foregoing an “Alternative Transaction”). AMCC further agreed to notify MACOM within one (1) business day after its receipt of any proposal with respect to any Alternative Transaction. Under the Exclusivity Agreement, however, AMCC could continue to permit certain diligence-related activities relating to its ARM-based server processors and embedded computing products businesses by or on behalf of potential purchasers that were then in discussions with AMCC regarding such businesses, provided that AMCC could not negotiate price or terms or enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding regarding a potential acquisition of such businesses. The Exclusivity Agreement also contained a standstill provision which prohibits MACOM from acquiring shares of AMCC stock, soliciting proxies, making a tender offer or forming a “group” as defined in the Securities Act of 1934, without the consent of AMCC until the earlier of (i) twelve (12) months from the date of the Exclusivity Agreement; (ii) the execution of a binding definitive agreement to acquire more than 50% of the outstanding securities of AMCC or assets of AMCC or its subsidiaries representing more than 50% of the consolidated earnings power of AMCC and its subsidiaries; (iii) the commencement of a tender or exchange offer which would result in the acquisition of more than 50% of the outstanding securities of AMCC and in connection with which AMCC files a Schedule 14D-9 that does not recommend that the Stockholders reject such offer; or (iv) a good faith determination by the AMCC board of directors that the failure to waive, limit, amend or otherwise modify the above standstill provisions would be reasonably likely to be inconsistent with the fiduciary duties of the AMCC directors; provided, however, that with respect to clauses (ii), (iii) and (iv), MACOM shall not have solicited, initiated, encouraged or otherwise facilitated or participated with any other person or group in connection with any of the transactions contemplated thereby. The above summary of certain provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(6).

Item 4. The Solicitation or Recommendation.

(a)(1) Solicitation/Recommendation

At a meeting held on November 20, 2016, the AMCC board of directors unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the performance of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of AMCC and the Stockholders (including the unaffiliated Stockholders), (iv) recommended that the Stockholders accept the Offer and tender their Shares pursuant to the Offer, and (v) approved for all purposes the Merger Agreement and the transactions contemplated by the Merger Agreement to be, to the extent permitted by applicable law, exempt from any takeover or anti-takeover laws.

The AMCC board of directors unanimously recommends that the Stockholders accept the Offer and tender their Shares in the Offer.

A copy of the press release communicating the recommendation of the AMCC board of directors is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(a)(2) Background of the Offer and the Merger

The AMCC board of directors regularly and on an ongoing basis evaluates the strategic direction of AMCC and its short-term and long-term business plans and objectives. In late 2014, in recognition of significant changes to AMCC’s competitive landscape, including without limitation increased levels of consolidation among semiconductor and communications companies, as well as the need for AMCC to make significant additional investments in new products and design process technologies, the AMCC board of directors determined that AMCC should explore its strategic alternatives.

In February 2015, AMCC engaged Morgan Stanley & Co LLC (“Morgan Stanley”) to provide financial advisory and placement agent services in connection with AMCC’s efforts to conduct a private placement financing of AMCC equity securities to one or more strategic investors in AMCC or its ARM-based Compute business, for the intended purpose of adding to AMCC’s balance sheet and enabling increased product and market development activities.

In May 2015, the AMCC board of directors, in accordance with the AMCC Bylaws, established the Strategy Committee of the board (the “Strategy Committee”), consisting of directors Cesaratto, Shlapak, Williams and Zepf, to investigate, review, consider and, if deemed advisable, to make recommendations to the AMCC board of directors with respect to one or more strategic alternatives intended to enhance stockholder value. All four members of the Strategy Committee are independent members of the AMCC board of directors. Mr. Zepf is the managing principal of Kingdom Ridge Capital, which since 2011 has been one of AMCC’s largest stockholders. Strategic alternatives would include, but would not be limited to, a sale or purchase by AMCC of one or more product lines, business units or engineering teams, an acquisition of AMCC, an equity financing by AMCC either by way of public or private offering, a debt financing of AMCC, and/or one or more strategic partnerships. Over the course of the next several months, the Strategy Committee held meetings and investigated and evaluated various possible strategic alternatives, including, among others, the proposed private placement equity investment described above and other potential equity and debt financing alternatives, prior to the commencement of the activities leading up to the current transaction.

On January 21, 2016, at a telephonic meeting of the Strategy Committee, also attended by management representatives, the Strategy Committee discussed expanding the focus of its evaluation of strategic alternatives to include the investigation of a potential merger or acquisition of AMCC or of its ARM-based Compute business, including the considerations that should accompany such an analysis and what such a process would entail. The Strategy Committee members and management representatives discussed the value to AMCC of engaging an experienced investment bank as financial advisor in connection with such investigation, and determined that at least three investment banks be interviewed in connection with making such engagement. Thereafter, representatives of Morgan Stanley joined the meeting and made a presentation to the Strategy Committee and management representatives on AMCC’s strategic alternatives, as well as an overview of sales process considerations, the strategic landscape of the semiconductor industry, M&A timing and process considerations, Company financial analyses, and recommendations for next steps. Following their departure, the Strategy Committee members and management representatives discussed the Morgan Stanley presentation and identified two other qualified investment banks that would be requested to present to the management and, subject to clearing conflicts, the Strategy Committee.

In late January 2016, Dr. Gopi and director Zepf interviewed the second qualified investment banking firm candidate with respect to advising AMCC on the proposed transaction, during which it was determined that such bank had material conflicts of interest as a result of its relationship with a key competitor of AMCC and therefore could not be further considered for the engagement.

On February 2, 2016, the Strategy Committee held a meeting at which the representatives of the third investment banking firm candidate made a presentation to the Strategy Committee and management, which included an overview of the firm’s credentials, a semiconductor market update, including recent consolidation activity, an evaluation of AMCC including financial analyses, an analysis of potential M&A partners, and related timing and process considerations.

Following the departure of the representatives of the third independent banking firm candidate, the Strategy Committee members reviewed and evaluated the presentations made by Morgan Stanley and the other banking firm, discussing the pros and cons of each in assisting AMCC in connection with the proposed strategic transaction process. As part of this discussion, the Strategy Committee members considered various criteria and factors, including Morgan Stanley’s leadership position and experience in the semiconductor industry, its understanding of AMCC’s business and previous advisory services provided to AMCC, its relationships with potential business combination partners including the fact that Morgan Stanley’s representatives had informed AMCC that it was not representing any of the potential business combination partners under discussion in connection with strategic transactions involving AMCC or that would otherwise pose a conflict of interest, and its overall capabilities and strengths. After discussion, the Strategy Committee members determined that Morgan Stanley would be best qualified and able to serve as investment advisor to AMCC and approved recommending the engagement of that firm to the full AMCC board of directors.

On February 3, 2016, at a regular meeting of the AMCC board of directors, Mr. Cesaratto updated the directors with respect to the matters discussed and decisions made at the recent meetings held by the Strategy Committee including, among other things, the basis of its decision to recommend that AMCC commence a non-public process aimed at finding an acquirer of its ARM-based Compute business or product line or of AMCC as a whole; its deliberations whether to engage Morgan Stanley as outside financial advisor in connection with such process; and its directive to Company management to initiate all appropriate steps consistent with implementing such process on a confidential basis, while continuing to fully execute on AMCC’s existing annual operating plan.

Thereafter, following additional discussion and evaluation, the AMCC board of directors approved each of the Strategy Committee’s recommendations and directives and agreed to vote upon engaging Morgan Stanley later in the meeting after hearing a presentation by the firm. The directors then discussed with AMCC management and representatives of Morgan Stanley the strategic alternatives explored to date, an overview of sales process considerations, the strategic landscape, potential timing and process, Morgan Stanley’s preliminary views on valuation, and potential next steps. Following the departure of the Morgan Stanley representatives, the AMCC board of directors discussed whether to engage Morgan Stanley as financial advisor to AMCC in connection with the strategic transaction process. After discussion, the board of directors agreed to engage Morgan Stanley as financial advisor to AMCC, and authorized and directed AMCC management to negotiate an appropriate engagement letter with the firm.

On February 12, 2016, the Strategy Committee held a telephonic meeting to review and evaluate the proposed Morgan Stanley engagement letter and related indemnity agreement. After discussion of the material terms and conditions proposed, the Strategy Committee directed the AMCC management representatives attending the meeting to finalize negotiation of the remaining terms and thereupon execute and deliver the agreements.

On February 24, 2016, AMCC signed Morgan Stanley’s engagement letter and indemnity agreement to retain Morgan Stanley as AMCC’s financial advisor in connection with the strategic transaction process.

Between March 9 and March 16, 2016, at the direction of the Strategy Committee, representatives of Morgan Stanley contacted representatives of six entities regarding their potential interest in a strategic transaction.

Between March 22 and April 26, 2016, at the direction of the Strategy Committee, representatives of AMCC management and of Morgan Stanley contacted an additional nine entities to discuss their potential interest in a strategic transaction.

On April 26, 2016, the Strategy Committee met and received updates on the strategic process from representatives of AMCC management and of Morgan Stanley, including that management presentations had been made to four entities, and that there was an upcoming meeting scheduled with one entity. The Strategy Committee was also informed that six of the 17 entities contacted to date had said they were not interested in pursuing discussions. The other entities contacted had expressed interest in meeting or a presentation, had not replied, or said they might have interest at a later date. The Strategy Committee asked AMCC management and the Morgan Stanley representatives to follow up with those entities, and to re-engage with potential consolidation partners in China that previously had been contacted by or on behalf of AMCC with respect to a potential investment transaction. Ultimately, in connection with the process of exploring its strategic alternatives, representatives of AMCC and/or Morgan Stanley contacted 30 entities, met with 15 entities, and received indications of interest from five entities.

On May 3, 2016, the Strategy Committee met to discuss and evaluate the status of these outreach efforts. The Strategy Committee noted the results of the outreach efforts to date, and directed the AMCC management attendees to take steps to expand AMCC’s outreach to include seeking a consolidation partner for its Connectivity business.

On May 4, 2016, the AMCC board of directors held a meeting at which representatives of AMCC management and of Morgan Stanley reported on activities undertaken to date in the current strategic process, and discussed next steps and additional considerations regarding strategic alternatives. The Morgan Stanley representatives also provided an update on their preliminary views on valuation.

On May 19, 2016, the Strategy Committee met to discuss management’s efforts to market the Compute and Connectivity businesses separately, and to address and resolve customer and timing concerns that could be expected to arise if the two businesses were separated.

On May 26, 2016, director Cesaratto, representatives of AMCC management and Company A met in Palo Alto, California to discuss Company A’s potential interest in a strategic transaction.

On June 3, 2016, the Strategy Committee again met to review with AMCC management, the strategic process, discuss AMCC’s operating progress and establish execution goals and directives for AMCC management. The Strategy Committee also discussed additional outreach efforts to potential acquirers based in China, including the meeting with Company A. The Strategy Committee also discussed the interest in the Connectivity business recently expressed by Company C.

On June 6, 2016, representatives of Company B met with AMCC management at AMCC’s Santa Clara offices to discuss Company B’s interest in a potential strategic investment.

On June 15, 2016, representatives of Morgan Stanley and the financial advisor to Company C met in Menlo Park to discuss Company C’s interest in a potential strategic transaction.

On June 20, 2016, the Strategy Committee met and received an update from representatives of AMCC management and of Morgan Stanley on the strategic process. The Strategy Committee discussed potential Committee on Foreign Investment in the United States (“CFIUS”) concerns related to China-based transactions. The Strategy Committee then discussed Company C’s interest in the Connectivity business, and directed AMCC management and the Morgan Stanley representatives to pursue further discussions with Company C. The Morgan Stanley representatives also discussed reaching out to seven additional entities, including MACOM and Company D, each of whom could potentially be interested in a transaction involving either the acquisition of WholeCo or just the Connectivity business. The Morgan Stanley representatives noted that, consistent with the directions from the Strategy Committee, they were now also approaching potential financial sponsors in the U.S. and China. In this regard, they also discussed the interest from Company B, a U.S. private equity firm, in sponsoring a potential PIPE transaction. The Strategy Committee directed management and the Morgan Stanley representatives to pursue further discussions with the entities discussed at the meeting.

On June 27, 2016, representatives of Morgan Stanley met with Company C and the financial advisor to Company C, at Morgan Stanley’s Menlo Park offices to discuss Company C’s possible interest in a strategic transaction.

On June 28, 2016, representatives of AMCC and Morgan Stanley held a call to discuss Company B’s interest in a potential PIPE transaction and conducting due diligence. On July 7, 2016, representatives of AMCC, Morgan Stanley and Company B held a telephonic discussion regarding financial due diligence.

On July 7, 2016, the Strategy Committee met and received an update regarding a potential sale of the Connectivity business, including due diligence meetings held with Company C (which had also expressed some interest in acquiring WholeCo and subsequently disposing of the Compute business), and Company B’s continuing interest in a potential PIPE transaction. The Strategy Committee directed AMCC management to continue to engage with Company C and Company B, pursue due diligence discussions with China-based potential investors and acquirers, and commence a broader outreach to additional entities.

Between July 13, 2016 and July 22, 2016, consistent with the directions from the Strategy Committee, representatives of Morgan Stanley contacted five more entities, including Company D, to discuss each party’s possible interest in a strategic transaction. On or about July 18, 2016, a representative from Morgan Stanley contacted John Croteau, MACOM’s president and chief executive officer, to ask whether MACOM had any interest in pursuing a potential acquisition of AMCC.

On July 25, 2016, representatives of AMCC, Morgan Stanley and Company B held follow-up discussions by telephone regarding the Connectivity business.

On July 27, 2016, MACOM and AMCC executed a non-disclosure agreement following negotiations with their respective attorneys.

On July 29, 2016, representatives of AMCC, Morgan Stanley and Company A met by video conference, at which time AMCC made a management presentation to Company A.

On August 2, 2016, the Strategy Committee held a regular meeting, also attended by the other members of the AMCC board of directors, during which the Strategy Committee and representatives of AMCC management and Morgan Stanley discussed various possible alternatives, including a sale of WholeCo to potentially interested parties (including Company A, Company C, and MACOM), a sale of the Connectivity business to potentially interested parties (including Company C, Company D and MACOM), and a PIPE transaction to be led by Company B.

On August 5, 2016, representatives of AMCC, accompanied by representatives of Morgan Stanley, provided management presentations to two entities, including Company D, at AMCC’s Santa Clara offices.

On August 11, 2016, representatives of AMCC, Morgan Stanley, Company C and the financial advisor to Company C held a follow-up meeting at AMCC’s Santa Clara offices to further discuss the possibility of a strategic transaction.

On August 15, 2016, representatives of Morgan Stanley, Company D and the financial advisor to Company D met at AMCC’s Santa Clara offices to discuss Company D’s interest in a strategic transaction.

On August 18, 2016, representatives of AMCC, Morgan Stanley and MACOM, including Dr. Gopi and Preetinder Virk, MACOM’s Senior Vice President and General Manager, Carrier Networks met at AMCC’s Santa Clara offices, at which time AMCC made a management presentation to MACOM.

On August 22, 2016, the Strategy Committee held a telephonic meeting during which the Strategy Committee and representatives of AMCC management and of Morgan Stanley discussed the status of discussions with potential acquirers of WholeCo (including Company A and MACOM) and potential acquirers of the Connectivity business (including Company D, MACOM and Company C), and discussed Company B as a potential lead investor for a PIPE transaction. The AMCC management and Morgan Stanley representatives also reported on the other entities that had been recently contacted at the direction of the Strategy Committee and that had informed them that they did not have any interest in pursuing strategic or financing discussions with AMCC.

On August 30, 2016, at the direction of the Strategy Committee, Morgan Stanley sent letters describing a proposed process for submitting indications of interest in a strategic transaction with AMCC to five entities, including Company A, Company D, and MACOM, which letters provided for a September 13, 2016 deadline for submitting written indications of interest.

On August 30, 2016, Company B provided AMCC, by email to representatives of Morgan Stanley, a draft term sheet for a proposed PIPE transaction involving the issuance of up to $300 million of senior secured, fully participating, redeemable, convertible preferred stock (the “PIPE Proposal”). AMCC and representatives of Morgan Stanley held a telephonic discussion of the draft term sheet on September 1, 2016.

On September 1, 2016, representatives of AMCC, Morgan Stanley and Company A held a due diligence call regarding the Compute business.

On September 2, 2016, Company C submitted a written indication of interest for the purchase of the Connectivity business for $300 million on a cash-free, debt-free basis (the “Company C Proposal”).

On September 6, 2016, the AMCC board of directors met with management. Initially, the board of directors reviewed Company B’s PIPE Proposal. The board of directors received advice that the proposal included material terms that would not typically be considered market standard for a transaction of this nature or that were otherwise onerous to AMCC and its stockholders. The AMCC board of directors considered the potentially negative impact of those terms on AMCC and its stockholders. The AMCC board of directors decided not to pursue further discussions of the PIPE Proposal.

The AMCC board of directors also discussed and evaluated the Company C Proposal, with input from AMCC management. The AMCC board of directors concluded that the purchase price set forth in the Company C Proposal was significantly below the minimum enterprise value attributable to the Connectivity business, and decided not to accept its proposal.

AMCC’s management then updated the AMCC board of directors on the responses received from each entity that the board of directors had authorized them to contact, the likely further response expected from each, and which of AMCC’s strategic alternatives were expected to be addressed by each such entity. The AMCC directors discussed whether to invite additional companies to participate in the process.

The AMCC board of directors then discussed with management and counsel the need to obtain from Morgan Stanley, as AMCC’s outside independent financial advisor, further disclosure of Morgan Stanley’s relationships with the process participants who had submitted or were expected to submit indications of interest or proposals. The AMCC board of directors directed management to request the additional disclosure, which it did by means of a letter to Morgan Stanley dated September 6, 2016.

On September 7, 2016, representatives of AMCC (including Dr. Gopi), Morgan Stanley, MACOM (including Mr. Croteau) and Evercore, financial advisor to MACOM, met in Tyngsboro, Massachusetts for a management presentation by AMCC.

On September 12, 2016, Company A sent AMCC, by email to representatives of Morgan Stanley, a written indication of interest regarding a proposed purchase of WholeCo.

On September 13, 2016, MACOM and Company D each submitted to AMCC a written indication of interest, with MACOM submitting a written indication of interest for WholeCo, and Company D submitting a written indication of interest to purchase the Connectivity business only.

On September 14, 2016, the Strategy Committee of the AMCC board of directors met by telephone and received an update from representatives of AMCC management and Morgan Stanley on the initial indications of interest received. The Morgan Stanley representatives summarized the five proposals received to date, and noted they were waiting for responses from two other potentially interested parties. Of the five proposals: two proposals were for acquisitions of WholeCo, one at a proposed purchase price of $645 million (MACOM) and one at a proposed purchase price of $670 million (Company A); two were for the Connectivity business, one at a proposed purchase price of $300 million (Company C), and one at a proposed purchase price of between $475 to $525 million (Company D); and one was for the $300 million PIPE Proposal (Company B). The MACOM proposal was to buy WholeCo for a mixture of cash and stock, consisting of $2.67 per share in cash and approximately $4.43 per share in MACOM common stock, for a total price of $7.10 per share of AMCC common stock, with the exchange ratio to be fixed at signing, and the Morgan Stanley representatives noted that this constituted essentially an at-market offer (no premium) and was not subject to a financing contingency. The MACOM proposal also requested a 45-day exclusive negotiating period. The proposal by Company D was to acquire the Connectivity business in a debt-free asset purchase transaction for an all cash payment of between $475 million to $525 million, with the ultimate price to be determined after conducting due diligence. The Company D proposal was not subject to a financing contingency and would allow AMCC to retain all of its cash and all assets other than the Connectivity business. The proposal by Company A was an all-cash offer for WholeCo at $7.38 per share of AMCC common stock for a total price of $670 million. However, the Company A proposal was subject to a financing contingency, the funding source had not been identified, Company A had not conducted significant due diligence, and the Company A proposal included unusual and unacceptable terms such as a requirement for indemnity of the buyer by AMCC stockholders. The Strategy Committee and representatives of AMCC management and of Morgan Stanley discussed the relative value and structure of the proposals, including the relative merits and advantages and disadvantages of a sale of WholeCo, a sale of the Connectivity business only, and the PIPE Proposal.

After extensive discussion, the Strategy Committee directed the AMCC management and Morgan Stanley representatives to ask Company A to submit a separate indication of interest to acquire the Compute business only, which might enable AMCC to combine such an offer with a separate sale of the Connectivity business to Company D or another bidder. In addition, the Strategy Committee believed that Company A might have an easier time obtaining financing for a smaller offer. The Strategy Committee directed the AMCC management and Morgan Stanley representatives to ask Company A to otherwise improve the price and certainty of its proposal substantially. The Strategy Committee also directed the AMCC management and Morgan Stanley representatives to ask MACOM and Company D to submit improved purchase price offers. The Strategy Committee reiterated the conclusion of the AMCC board of directors that Company B’s Pipe Proposal was not attractive, nor was Company C’s proposal to purchase the Connectivity business for $300 million cash.

Between September 20 and 26, 2016, representatives of Morgan Stanley had a number of conversations with representatives of Evercore and MACOM concerning the MACOM indication of interest. The Morgan Stanley representatives communicated AMCC’s view that the price offered by MACOM was inadequate. The Evercore representatives informed the Morgan Stanley representatives that MACOM would be willing to increase the price to at least a 10% premium over the AMCC common stock current closing price, if AMCC would permit MACOM to commence limited due diligence and the results of the diligence were satisfactory to MACOM. The Morgan Stanley representatives communicated this proposal to AMCC’s management, which agreed to schedule preliminary due diligence meetings with MACOM.

On September 20, 2016, the AMCC board of directors met to review and evaluate the potential feasibility of AMCC selling the Connectivity business and continuing to operate the Compute business as a standalone public company (“RemainCo”) until such time as AMCC was able to consolidate the Compute business with another company or otherwise unlock additional value for the benefit of AMCC’s stockholders. Management then reviewed in detail the potential viability of pursuing a RemainCo option, including an analysis of the context and objectives for unlocking additional value in the Compute business. Management also presented preliminary pro forma financial information relating to a RemainCo enterprise.

On September 28, 2016, the AMCC board of directors met to receive an update on indications of interest received and additional outreach conducted, and to review and evaluate additional financial and other information relating to the RemainCo option. The AMCC board of directors instructed management to continue (either directly or in conjunction with or through Morgan Stanley) reaching out to potential purchasers of the Compute business on a stand-alone basis, as well as any other likely participants in the strategic process and to encourage Company D and Company A to continue to engage in the process. Management also provided additional information regarding the RemainCo option. The AMCC board of directors discussed the potential risks and benefits to AMCC and its stockholders of pursuing a RemainCo option, required operating capital and cash reserves needed for the enterprise, and, in the event a consolidation partner or other growth or monetization strategy could not be found for the Compute business, the costs associated with ceasing business operations. After discussion, the AMCC board of directors decided that it was not supportive of proceeding with the RemainCo option at that time in light of the risks and uncertainties discussed.

On September 28, 2016, representatives of Morgan Stanley contacted two additional entities that had not submitted indications of interest; both declined to engage further in the process. Also on September 28, 2016, Company D informed representatives of Morgan Stanley via telephone that it was only willing to explore a possible acquisition of AMCC’s Connectivity business if AMCC could address Company D’s reservations about AMCC’s ability and willingness to complete a sale of its Connectivity business without first finding a buyer for its Compute business. Company D reiterated its lack of interest in making a bid for WholeCo, and its unwillingness to further engage with AMCC, unless and until AMCC could assure Company D that it had a buyer for its Compute business.

On September 30, 2016, AMCC granted MACOM and its advisors access to its electronic data room containing legal, contractual and other information regarding AMCC. From September 30 through November 21, 2016, MACOM and its advisors engaged in due diligence review of AMCC.

From October 4 to October 6, 2016, representatives of AMCC, Morgan Stanley, MACOM, Evercore, financial advisor to MACOM, and AMCC and MACOM legal counsel, conducted due diligence and reverse due diligence review sessions at Pillsbury’s Palo Alto offices.

On October 7, 2016, the AMCC board of directors met and initially reviewed and evaluated the current status of the indications of interest received from MACOM, Company D and Company A. A representative of Pillsbury attended the meeting. Members of AMCC management updated the AMCC board of directors with respect to discussions with each of MACOM, Company D and Company A. The AMCC board of directors and management also discussed the scope of AMCC’s reverse due diligence review of MACOM, given that MACOM’s proposed purchase price consideration included significant MACOM equity. The AMCC board of directors then discussed the status of Company D’s indication of interest to acquire the Connectivity business, including Company D’s reservations about AMCC’s ability and willingness to complete a sale of its Connectivity business without first finding a buyer for its Compute business, its lack of interest in making a bid for WholeCo, and its unwillingness to further engage with AMCC unless and until AMCC could assure Company D that it had a buyer for its Compute business. Consequently, the AMCC board of directors asked management to instruct Morgan Stanley to keep Company D informed of AMCC’s efforts to find a buyer for the Compute business and to encourage Company D to further engage in due diligence. The AMCC directors discussed with management the likely value of a RemainCo entity to determine whether such value, when added to the amount being offered for the Connectivity business by Company D, would likely be higher than the other strategic alternatives potentially available to AMCC, including the MACOM proposal and Company A proposals to purchase WholeCo, or the alternative of AMCC remaining as an independent Company with both the Compute and Connectivity businesses.

Management then reviewed with the AMCC board of directors further information provided by Morgan Stanley in response to AMCC’s September 6, 2016 letter related to its relationships with the companies participating in the process, including that the amount of fees received by Morgan Stanley for financial services to MACOM during the last two years was between $2 million to $3 million, that Morgan Stanley was a lender to MACOM, and that one of the senior Morgan Stanley AMCC transaction team members who had served as a member of the MACOM board of directors starting in March 2013 and ending in September 2014 still held 2,533 shares of MACOM common stock received for such service and, along with another senior member of the Morgan Stanley AMCC transaction team, is on Morgan Stanley’s coverage team for MACOM. The board of directors evaluated and was advised by counsel with respect to the disclosures in such response. The AMCC board of directors decided to further discuss these matters with Morgan Stanley’s representatives. It also considered the potential costs and benefits of retaining a second independent financial advisor to provide a valuation opinion and its view as to the conduct of the strategic transaction process as whole but took no action at that time.

On October 14, 2016, MACOM submitted a revised non-binding proposal and proposed exclusivity agreement to AMCC via email to representatives of Morgan Stanley. The revised non-binding proposal proposed that MACOM would acquire all of AMCC’s equity for a premium of 10% over the closing price the day before signing a definitive agreement

On October 17, 2016, Company A submitted a revised proposal to acquire the Compute business for $100 million in cash paid at closing, plus up to $140 million payable over three years subject to attainment of annual performance milestones, which was subject to a number of conditions.

On October 17, 2016, the AMCC board of directors met and discussed the current status of outreach activities and an updated management presentation on the feasibility and viability of the RemainCo option. The directors then reviewed the revised MACOM indication of interest. Had a definitive agreement been signed on October 14, 2016, on the basis of such proposal the purchase price would have been $6.81 per share, of which $3.29 per share would be paid in cash and approximately $3.52 in MACOM common stock. The AMCC board of directors noted that this price was lower than the $7.10 per share price set forth in MACOM’s previous indication of interest and on that basis instructed management and the Morgan Stanley representatives to convey to MACOM that its offer was unlikely to be acceptable unless it was increased. The AMCC board of directors further noted that even though the $6.81 price per share was unacceptable, the actual price to be paid for AMCC was unpredictable since it was not fixed but rather was based on the closing price of AMCC stock on a trading date at least 30 calendar days in the future. The AMCC board of directors then discussed other methods for calculating per share acquisition price other than setting it based on the closing price on a future date (a “spot price’). Among the approaches considered was calculating such price using a formula based on an average of the trading prices of AMCC’s stock on a daily basis over an extended period of time prior to the signing of a definitive agreement. It was noted that such an approach would reduce the impact of one day or short term fluctuation in AMCC’s stock price, more accurately reflect the market’s perception of the value of AMCC when compared to the use of a spot price and would be less susceptible to manipulation. The AMCC board of directors, and its advisors, then discussed various formulas used for calculating premiums in acquisition transactions including the use of a 10, 30 and 90 trading day volume weighted average price (“VWAP”), and the pros and cons of each, before settling on the latter as a basis for its counteroffer. Morgan Stanley was authorized to indicate to MACOM that AMCC was willing to proceed with negotiations on the basis of a per share acquisition price equal to a 10% premium to AMCC’s 90-day VWAP calculated as of the last trading day immediately prior to the signing of a definitive agreement using the same approach for valuing the MACOM stock to be received in the transaction.

The AMCC directors then reviewed Company A’s revised indication of interest to acquire the Compute business, noting that it was unclear from the written offer whether AMCC would need to provide additional capital to fund the working capital requirements of the Compute business, which would in effect substantially reduce the proposed purchase price, and further noting that Company A had conducted limited due diligence to date and had conditioned its offer on the results of further diligence. The AMCC board of directors discussed the merits of the Company A proposal with the AMCC management, Morgan Stanley and Pillsbury representatives, relative to the other proposals received, in light of its potential likelihood of completion, noting, among other matters: Company A’s financing condition, which raised uncertainty as to ability to complete the transaction; the relatively longer timeframe required to complete M&A transactions with Chinese acquirers due to regulatory and other issues; Company A’s relative lack of due diligence performed to date, the probability that the revenue goals set out in the earn-out portion of the proposal could be achieved, and the possible need to fund working capital requirements. The AMCC board of directors directed management to continue to engage with Company A to discuss and potentially address the issues described above.

On October 19, 2016, management representatives had a telephonic meeting with Company A, during which Company A informed AMCC that, notwithstanding the terms of Company A’s October 17 indication of interest, Company A would reduce the total cash purchase price for the Compute business dollar-for-dollar by the amount of cash the business would need to operate until profitability; Company A expected the full management team for the Compute business to come from AMCC, with Company A serving primarily as an outside investor; Company A did not intend to engage a financial advisor and would engage legal counsel only later in the process; Company A would require additional strategic investors, as yet not identified, to provide financing for the acquisition; Company A would require detailed pro forma financial statements of the Compute business as a standalone company; and Company A anticipated the time frame required to negotiate a definitive agreement would remain 60 days.

On October 19, 2016, representatives of Evercore and Morgan Stanley discussed MACOM’s indication of interest. On behalf of AMCC, Morgan Stanley discussed AMCC’s willingness to accept a per share acquisition price equal to a 10% premium if calculated based on a 90-day VWAP formula.

On October 21, 2016, Evercore, on behalf of MACOM, communicated MACOM’s counterproposal of $7.20 per share (comprised of both cash and shares of MACOM common stock) to Morgan Stanley.

On October 21, 2016, the Strategy Committee held a telephonic meeting, also attended by representatives of Morgan Stanley and AMCC management, to discuss MACOM’s revised proposal to acquire AMCC. The Morgan Stanley representatives presented the Strategy Committee with a summary of the key economic terms of

MACOM’s prior indication of interest, as well as its new proposal, and its preliminary views regarding the valuation of the MACOM common stock. The Morgan Stanley representatives were requested to prepare for consideration by the AMCC board of directors an additional analysis regarding the potential use of a price collar with respect to MACOM’s purchase price proposal. The Committee members also reviewed the status of the other indications of interest previously received by AMCC and, with respect to a potential sale of the Connectivity business, a RemainCo valuation analysis.

On October 22, 2016, the AMCC board of directors met and received an update on the Strategy Committee meeting held on October 21, 2016, including the current revised non-binding Letter of Intent (“LOI”) and exclusivity agreement from MACOM. A representative of management and a representative of Pillsbury then provided a summary of the material terms in the proposed LOI and exclusivity agreement from MACOM, including suggested modifications. The Morgan Stanley representatives then discussed the use and advisability of requesting a price collar in light of the fact that under the MACOM proposal MACOM common stock would represent a significant portion of the total proposed purchase price, noting that whether a collar would benefit or be detrimental to AMCC stockholders would depend on the type of collar and the movement of MACOM’s stock price between announcement of the transaction and closing. The AMCC board of directors also considered the results of reverse due diligence performed to date and publicly available information (including the historical MACOM price performance information presented), Morgan Stanley’s preliminary views regarding the valuation of the MACOM common stock, the likelihood of success and cost in negotiating a collar, and that stock price performance is inherently unpredictable.

The AMCC directors and management then discussed with Morgan Stanley its responses regarding its relationships with MACOM and the other participants in the process.

The AMCC directors and management and the Morgan Stanley representatives then discussed the current MACOM proposal, including the value offered by MACOM relative to the other strategic alternatives available to AMCC, including proceeding as a standalone company. The AMCC board of directors decided that the MACOM proposal under consideration did not adequately value AMCC and was not in the best interests of AMCC stockholders. The AMCC board of directors approved proposing a purchase price counter offer based on its earlier offer of a 10% premium valuing AMCC’s stock for purposes of such valuation using a 90-day VWAP formula. Applying such formula generated a price per share, assuming no change in the results of the application of such formulas due to future stock price changes, of approximately $7.50 per share of AMCC common stock (comprised of both cash and shares of MACOM common stock). The counteroffer did not include a price collar. Morgan Stanley was directed to deliver such counter offer to the Evercore representatives on AMCC’s behalf.

On October 22, 2016, Morgan Stanley, on behalf of AMCC, counter-proposed a transaction in which MACOM would acquire all of the outstanding shares of AMCC for approximately $7.50 per share (comprised of both cash and new shares of MACOM common stock), based on a 10% premium to the current 90-day VWAP of AMCC stock.

On October 23, 2016, Evercore, on behalf of MACOM, orally made a counteroffer on the terms described below. On the same day, the AMCC board of directors held a telephonic meeting to review and evaluate MACOM’s counterproposal and to discuss financial advisor independence matters. In its revised proposal, MACOM proposed a strategic combination that would involve a payment of $300 million in cash and the remainder in stock. The aggregate purchase price would reflect a 10% premium over AMCC’s valuation as calculated using the VWAP of AMCC’s outstanding stock for the 90 trading days preceding the date of the signing of a definitive agreement with respect to the strategic combination, with the exchange ratio of MACOM common stock to be issued in the transaction calculated in the same manner using the 90-day VWAP for MACOM’s stock. Applying the exchange ratio to MACOM’s stock price on October 21 (the last trading day preceding the Board meeting) would have generated an implied price per share of AMCC common stock of approximately $7.43 per AMCC share, with $3.25 paid in cash and approximately $4.18 in shares of MACOM common stock. The terms of the exclusivity agreement and the LOI as proposed by MACOM were otherwise unchanged, with the exception that MACOM (i) requested the ability to contact certain customers prior to executing the definitive agreement and (ii) had asked for access to all proposals regarding the sale of AMCC’s Compute business received by AMCC.

The Morgan Stanley representatives informed the AMCC board of directors that, absent a change in circumstance, they believed that the revised proposal represented MACOM’s last and best offer on price. It was noted that a potential change of circumstances might result from movements in the stock price of MACOM or AMCC prior to signing a definitive agreement. The AMCC board of directors discussed the revised MACOM proposal, including the potential impact on the return to AMCC’s stockholders of changes in AMCC and MACOM’s stock value prior to the signing of the definitive agreement and from the signing of the definitive agreement to the closing.

During the meeting, in a closed session of the AMCC board of directors, a representative of Pillsbury discussed with the board of directors Morgan Stanley’s response to AMCC’s request for additional details regarding the financial services that Morgan Stanley had provided to MACOM, including the fact that Morgan Stanley had served as an arranger and bookrunner in connection with a $250 million incremental term loan to MACOM in August 2016. A discussion followed, after which the AMCC board of directors again discussed whether to retain a second independent financial advisor to review and evaluate the strategic process overall and deliver a second fairness opinion. Upon the conclusion of this discussion, taking into account the information received and considered at this and its prior meeting, the Board concluded that it did not need the services of a second independent advisor at that time.

The Morgan Stanley representatives then returned to the meeting and responded to further questions regarding their previous work for MACOM. Morgan Stanley then presented a written analysis of the impact on the purchase price of stock price volatility and stock price changes over time in light of the 90-day VWAP formula.

The AMCC board of directors again discussed the other strategic alternatives available to AMCC, including the proposal received from Company A to acquire WholeCo, proposals received from Company D and Company A (individually or in combination), continuing the process in order to try to attract additional interest in AMCC or its Compute and Connectivity businesses from other parties and remaining as a standalone company (either in conjunction with a sale of its Connectivity or Compute businesses or without having completed either transaction). The AMCC directors also discussed in detail the merits of the MACOM revised proposal. The AMCC board of directors concluded that, relative to the Company D indication of interest in acquiring the Connectivity business (whether in combination with the Company A transaction with respect to the Compute business or otherwise) and the Company A indications of interest to acquire WholeCo or the Compute business, the MACOM proposal appeared to offer the best strategic alternative available to AMCC and offered its stockholders, on a risk adjusted basis, the highest return. It was noted that AMCC had engaged in a thorough marketing process and that it seemed unlikely that extending that process and either reaching out to additional parties or re-contacting parties who had been previously contacted would result in AMCC’s receipt of proposals that offered a higher value than those received to date. It was also noted that a definitive agreement would provide for a fiduciary out that would allow other parties in the future, subject to certain conditions, to make an offer to acquire AMCC and the AMCC board of directors to consider such offer. The relative benefits of the MACOM offer as compared to proceeding on a standalone basis, on a risk-adjusted basis were also discussed. A representative of Pillsbury discussed with the AMCC board of directors its fiduciary duties.

After discussion, the AMCC board of directors approved proceeding with negotiations on the LOI and exclusivity agreement based on the price formula proposed by MACOM. AMCC management, in conjunction with representatives of Morgan Stanley, was instructed to pursue the various suggestions considered by the AMCC board of directors with respect to modifications of the LOI and authorized them to negotiate an exclusivity agreement with MACOM, subject to the prior approval of the Strategy Committee or the AMCC board of directors.

On October 25, 2016, Evercore submitted to AMCC by email to representatives of Morgan Stanley, a revised LOI and exclusivity agreement from MACOM, requesting a 30-day exclusive negotiating period, and indicated that this constituted its final proposal to acquire AMCC.

Between October 25 and October 28, 2016, representatives of AMCC and MACOM continued to negotiate the terms of the LOI and an exclusivity agreement.

On October 28, 2016, the AMCC board of directors met to review the status of negotiations with MACOM and to consider whether to approve the revised LOI and exclusivity agreement. The exclusivity agreement provided MACOM with the exclusive right to negotiate a potential transaction with AMCC until November 15, 2016. The exclusivity agreement also contained an automatic 14-day extension of the exclusivity period provided that AMCC had not provided written notice of termination of negotiations with MACOM. Representatives of AMCC management, Pillsbury and Morgan Stanley discussed the status of the parties’ negotiation of the remaining open issues in the LOI, including: MACOM’s preliminary indication of a tax-free structure, concessions regarding due diligence customer calls and MACOM’s intention to provide at closing equity arrangements to AMCC’s employees that were substantially comparable to existing arrangements, including those providing for acceleration. The AMCC board of directors discussed the need to retain employees in the event the proposed transaction with MACOM failed to close; the importance of negotiating reasonable employee retention and compensation arrangements in the definitive agreement and the need for AMCC to conduct further reverse due diligence in light of the equity portion of the proposed transaction. The AMCC board of directors then discussed the remaining open issues in the exclusivity agreement. The AMCC board of directors also discussed the anticipated timeframe and process by which additional due diligence would be conducted by both MACOM and AMCC, and by which a proposed definitive agreement between the parties would be negotiated, drafted and signed. The AMCC board of directors again reviewed with representatives of Morgan Stanley and Pillsbury the strategic alternatives available to the AMCC board of directors and the status of each alternative. After the conclusion of this discussion, the AMCC board of directors unanimously approved the terms and conditions of the proposed LOI and exclusivity agreement and directed Dr. Gopi to finalize and execute them.

On October 28, 2016, AMCC and MACOM executed the LOI and exclusivity agreement.

On November 1, 2016, the AMCC board of directors held a meeting at AMCC’s Santa Clara, California headquarters offices, also attended by representatives of Company management, Morgan Stanley and Pillsbury, to further discuss the LOI’s purchase price dynamics relating to potential changes in the share trading prices of AMCC and the MACOM common stock prior to signing a definitive agreement. Among other things, Morgan Stanley reviewed with the directors the last 12 months stock price performance of AMCC and MACOM, the parties’ historical exchange ratio, an economic summary of the LOI proposal at current share prices and as projected assuming a November 15, 2016 definitive agreement signing date, and illustrative value sensitivity and deal parameter sensitivity analyses, as well as a review of selected precedent lower-than-average premium M&A transactions. The directors also discussed the status of the indications of interest previously submitted by other potential bidders and evaluated potential backup strategies in the event the LOI transaction did not reach completion. The directors also discussed the anticipated timing of receipt from MACOM’s counsel of the first draft merger agreement, as well as certain open issues likely to be present in that document and requiring further negotiation.

On November 2, 2016, MACOM’s legal counsel, Ropes & Gray LLP (“Ropes”) sent the initial draft of the Merger Agreement for the transaction to representatives of Pillsbury.

On November 3, 2016, tax, environmental, export controls and compliance, and technology and engineering due diligence meetings took place between representatives of MACOM and AMCC management.

On November 4, 2016, the AMCC board of directors held a meeting to discuss the proposed transaction with MACOM. The AMCC board of directors discussed the initial draft of the Merger Agreement, noting, among other things, that the draft did not reflect a tax-free structure, and was silent with respect to employee equity assumption. The AMCC board of directors stressed to AMCC management that a tax-free structure would be an important consideration for many of the AMCC stockholders. It was noted that since the LOI with MACOM had been executed, AMCC’s market capitalization had increased, while the price of MACOM’s common stock had declined. Dr. Gopi said that the increase in the AMCC common stock price had substantially reduced the valuation premium represented by the offer described in the LOI, and the AMCC board of directors directed AMCC management to continue to monitor developments in this regard and work with the Morgan Stanley representatives to seek to negotiate a price increase with MACOM.

The AMCC board of directors also discussed the retention of a second independent financial advisor in order to get its advice regarding AMCC’s process for exploring its strategic alternatives and a second fairness opinion. The board of directors concluded that such advice and opinion would be helpful to its decision-making and in the best interest of AMCC’s stockholders, and authorized AMCC management to continue its efforts in this regard. The AMCC board of directors then selected three possible candidates, including Needham & Company, LLC (“Needham & Company”) for this role and authorized AMCC’s management to select the firm within the group that could best serve AMCC stockholders’ interests, taking into account actual or potential conflicts, expertise, ability to engage quickly and cost.

On November 4, 2016, AMCC management held a telephonic discussion with Needham & Company regarding the retention of Needham & Company as a second independent financial advisor to provide its view as to the conduct of AMCC’s strategic process overall and to render a second fairness opinion. AMCC management also engaged in discussions with the two other firms on November 4 and 5, 2016.

On November 6, 2016, Pillsbury sent Ropes and MACOM a revised draft of the Merger Agreement reflecting AMCC’s revisions to the initial draft provided by MACOM.

Between November 7 and November 18, 2016, representatives of AMCC, Morgan Stanley, Pillsbury and, at times, AMCC’s independent audit firm, KPMG LLP, participated in several reverse due diligence conference calls with representatives of MACOM, Evercore, and Ropes, and received information and documents from and on behalf of MACOM responding to written requests from AMCC and its representatives for due diligence information.

On November 9, 2016, AMCC entered into an engagement letter with Needham & Company. On that day representatives of Pillsbury and Ropes also discussed the draft Merger Agreement by telephone.

On November 9, 2016, an AMCC management representative, on behalf of AMCC, requested that Morgan Stanley provide more detail with respect to the financial services provided to MACOM described in its October 7, 2016 letter.

On November 10, 2016, Ropes sent MACOM’s revised draft of the Merger Agreement responding to the previous draft sent by Pillsbury and AMCC. That draft did not provide for tax-free reorganization treatment with respect to the exchange of shares of MACOM common stock for AMCC common stock in the proposed transaction.

On November 10, 2016, the AMCC board of directors held a telephonic meeting, also attended by representatives of AMCC management and Morgan Stanley, to discuss valuation of the consideration to be paid by MACOM per share of AMCC common stock in the transaction, in light of current market prices and 90-day VWAP prices for the stock of both companies, and MACOM’s insistence on a taxable transaction for the share exchange portion of the consideration. The Morgan Stanley representatives noted that given that the value of the transaction to AMCC’s stockholders was fluctuating daily, it might make sense to have a final discussion on this subject closer in time to the execution of the Merger Agreement, and that MACOM was due to release its financial results for the fourth quarter of fiscal 2016 on November 15, 2016. The AMCC board of directors expressed the view that, absent a significant change in relative value, a price increase was appropriate.

A representative of Morgan Stanley later called a representative of MACOM and communicated the request for a price increase in light of the recent increases in the AMCC stock price. Such request was not accepted.

On November 11, 2016, representatives of Pillsbury and Ropes discussed open issues and negotiated terms of the Merger Agreement by telephone.

On November 11, 2016, the AMCC board of directors held a meeting at which AMCC management provided and the board approved updated projections for the future operation of the Compute business. The AMCC directors also received an update regarding the transaction and Merger Agreement discussions with MACOM from AMCC management.

On November 11, 2016, intellectual property and software diligence meetings took place between representatives of Ropes and the MACOM and AMCC management teams. In addition, technology diligence meetings also took place between MACOM’s technical team and AMCC management.

On November 14, 2016, human relations diligence meetings took place between representatives of MACOM and AMCC management.

On November 14, 2016, the AMCC board of directors held a telephonic meeting, also attended by AMCC management representatives and Pillsbury, to review and discuss the terms and conditions of the proposed support agreements to be entered into by AMCC’s directors and officers and certain stockholders as a condition to MACOM’s execution and delivery of the proposed Merger Agreement, as well as the status of the Merger Agreement negotiations and estimated timetable to completion.

On November 16, 2016, representatives of Pillsbury sent AMCC’s revised draft of the Merger Agreement to representatives of Ropes. Ropes and MACOM sent a further revised draft of the Merger Agreement to Pillsbury and AMCC on November 17, 2016. The revised draft of the Merger Agreement provided for tax-free reorganization treatment of the share exchange portion of the proposed consideration.

On November 17, 2016, representatives of AMCC management, Morgan Stanley and Pillsbury had a conference call with representatives of MACOM, Evercore and Ropes to discuss and negotiate open issues in the Merger Agreement.

On November 17, 2016, the AMCC board of directors held a meeting at which representatives of Morgan Stanley reviewed with the AMCC directors the implicit premium of the proposed transaction, noting that depending on the signing date and the performance of the stock price of the two companies in the interim, the 90-day VWAP might change. The AMCC board of directors then discussed perceived trends in the stock price of the two companies and their potential impact on the transaction. Representatives of AMCC management, Morgan Stanley and Pillsbury updated the AMCC board of directors on the progress of various aspects of the transaction, including Merger Agreement negotiations, reverse due diligence, including the presentation of Mr. Croteau to the AMCC board of directors set for November 19, 2016, and customer diligence calls with MACOM’s top customers. They discussed MACOM’s financial position and its recent quarterly results and expected future prospects, based on publicly available information and research analyst reports. The AMCC directors asked a number of questions regarding MACOM’s business model and its different lines of business. The Morgan Stanley representatives responded that MACOM appeared to be performing strongly and that they did not expect MACOM to make any divestitures in the near term apart from the possible sale, post-transaction, of the Compute business. Morgan Stanley then left the meeting.

Representatives of Needham & Company then joined the meeting and shared their views with the AMCC board of directors regarding the strategic process, including with respect to the approach taken by AMCC generally in identifying and contacting interested bidders, as well as their thoughts as to the relative merits of the indications of interest received. A representative of Pillsbury asked the Needham & Company representatives if they had any business relationships with MACOM. The representatives responded that Needham & Company had been involved as a co-manager in MACOM’s initial public offering several years ago.

A member of AMCC management and representatives of Pillsbury then summarized the open issues remaining in the Merger Agreement negotiations. The AMCC board of directors provided management with specific instructions regarding AMCC’s position with respect to certain of the specific issues identified. The AMCC board of directors asked management for additional information regarding break-up fee precedents in transactions of this size. AMCC management made a presentation with respect to the state of negotiations regarding retention arrangements with certain executives. He noted that the negotiation included a request for the modification of certain rights to severance that the executives might otherwise be entitled to receive on completion of the MACOM transaction.

On November 18, 2016, representatives of Pillsbury and Ropes again met by telephone to negotiate open issues under the Merger Agreement.

On November 18, 2016, the AMCC board of directors held a telephonic meeting, also attended by AMCC management representatives and Pillsbury, to review and discuss proposed amendments to AMCC’s Executive Severance Benefit Plan that would take effect upon the Merger Agreement closing, ratify officer appointments and financial assumptions, and coordinate the remaining board meeting schedule to facilitate completion of the Merger Agreement.

On November 19, 2016, Pillsbury sent a revised draft of the Merger Agreement to Ropes and MACOM.

On November 19, 2016, the AMCC board of directors held a meeting at 8:00 a.m. California time at which Mr. Croteau provided the AMCC board of directors with an overview of MACOM’s business and his view of how the proposed acquisition of AMCC would synergistically fit with MACOM’s business lines and business model. Mr. Croteau also provided a financial overview of MACOM and MACOM’s expectations regarding earnings and MACOM’s history of exceeding analyst forecasts. Mr. Croteau responded to diligence questions from the AMCC board of directors.

Thereafter, Mr. Croteau left the meeting and the Morgan Stanley representatives reported to the AMCC board of directors that as of the close of trading on November 18, 2016, assuming the execution of the Merger Agreement prior to the market opening on November 21, 2016, the consideration payable by MACOM in the proposed transaction would consist of $3.25 cash (39%) and 0.1089 shares of MACOM common stock (61%) per share of AMCC common stock, with an implied value (for such cash and stock) of $8.36 per share based on the MACOM common stock closing price. They noted that this represented approximately a 15% premium to the AMCC common stock closing price on November 18, 2016. The Morgan Stanley representatives discussed the sales process and Morgan Stanley’s financial analysis of the transaction. The Morgan Stanley representatives then responded to questions from the AMCC directors.

Next, AMCC management discussed with the AMCC board of directors Morgan Stanley’s responses to AMCC’s requests for details with respect to the financial services provided to MACOM in the last two years, including that Morgan Stanley’s role as a lender to MACOM arose from Morgan Stanley’s participation in $30 million of a $130 million revolving credit facility in February 2015 and the involvement of a senior member of the Morgan Stanley AMCC transaction team in the services provided for the August 2016 MACOM loan. Thereafter, Morgan Stanley representatives answered further questions regarding Morgan Stanley’s prior financial services for MACOM. A member of AMCC management and a Pillsbury representative provided the AMCC board of directors an update on the status of the Merger Agreement negotiations. The Morgan Stanley representatives then left the meeting. AMCC management then shared with the Board further information derived from the reverse due diligence.

On November 19, 2016, representatives of Morgan Stanley and Evercore had a number of discussions regarding open issues in the Merger Agreement and attempted to negotiate resolutions on behalf of their clients.

At the end of the day on November 19, 2016, representatives of Ropes sent MACOM’s latest revised Merger Agreement draft to Pillsbury and AMCC. Representatives of Pillsbury and Ropes discussed the open issues.

On November 20, 2016, the AMCC board of directors held a morning meeting at which representatives of Pillsbury, Morgan Stanley and AMCC management were present. The Pillsbury representatives summarized the terms of the Merger Agreement as currently proposed by MACOM for signature by AMCC and provided advice to the AMCC board of directors on matters relating to the Merger Agreement and the proposed transaction. The Pillsbury representatives summarized the open issues in the Merger Agreement and received instruction from the AMCC board of directors regarding AMCC’s responses. The Pillsbury representatives recommended that the AMCC board of directors reconvene later in the day to vote on MACOM’s proposed acquisition of AMCC assuming the parties were able to resolve the open Merger Agreement issues. It was anticipated that at such later meeting, the AMCC board of directors would vote on the proposed transaction and that Morgan Stanley and Needham & Company each would deliver its fairness opinion to the AMCC board of directors, after which the AMCC board of directors would vote on the proposed acquisition. The AMCC board of directors then invited Needham & Company representatives to the meeting and the Needham & Company representatives presented their valuation analysis and assumptions, as well as an analysis with respect to the transaction consideration to be received by holders of AMCC shares. The Needham & Company representatives stated that they were ready to deliver a fairness opinion if requested to do so.

Representatives of Pillsbury, Morgan Stanley, Ropes and Evercore negotiated the remaining open issues in the Merger Agreement on November 20, 2016 and exchanged additional drafts of the Merger Agreement and the related support agreements.

In the evening on November 20, 2016, the AMCC board of directors met again. Pillsbury reviewed and discussed the proposed resolutions regarding the transaction and advised the directors regarding their fiduciary duties. Representatives of Morgan Stanley reviewed with the AMCC board of directors its financial analysis of the proposed transaction. Morgan Stanley rendered to the AMCC board of directors its oral opinion, subsequently confirmed in writing, that as of November 20, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the transaction consideration to be received by the holders of such AMCC shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of such AMCC shares. The opinion of Morgan Stanley is more fully described below under the heading “Opinion of Morgan Stanley, as Financial Advisor to the Company.”

The AMCC board of directors then invited Needham & Company to the meeting and the Needham & Company representatives reviewed with the AMCC board of directors its financial analysis of the proposed transaction and formally delivered the Needham & Company fairness opinion (orally, subsequently confirmed in writing), as more fully described below under the heading “Opinion of Needham & Company, as Financial Advisor to the AMCC Board of Directors.” Following discussion, the AMCC board of directors unanimously agreed and determined, for the reasons more fully described in “Item 4 – The Solicitation or Recommendation – Reasons for the Recommendation of the AMCC Board of Directors”, that the Offer and the Merger were advisable and in the best interests of AMCC and the Stockholders, and the AMCC board of directors voted unanimously to approve the Merger Agreement and the transactions contemplated thereunder.

On the morning of November 21, 2016, before the opening of trading on the NASDAQ Stock Market, MACOM, Purchaser, Merger Sub and AMCC executed the Merger Agreement and issued press releases announcing its execution.

(b) Reasons for the Recommendation of the AMCC board of directors

Expected Benefits of the Offer and the Merger

The Offer and the Merger are expected to result in benefits to all Stockholders. In evaluating the Offer, the Merger and the Merger Agreement, the AMCC board of directors consulted with AMCC management and legal and financial advisors. In reaching its decision that the Offer and the Merger are advisable, and in reaching its recommendation that the Stockholders tender their Shares in the Offer, the AMCC board of directors considered a number of factors, including the following material factors, which the AMCC board of directors viewed as supporting its recommendation.

AMCC’s Operating and Financial Condition; Prospects of AMCC as an Independent Company and of Compute Business as a Standalone Company. The AMCC board of directors considered its knowledge and familiarity with AMCC’s business, its current and historical financial condition and results of operations, as well as AMCC’s financial plan and prospects, if it were to remain an independent company with both the Compute and Connectivity businesses. The AMCC board of directors evaluated AMCC’s long-term strategic plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if AMCC were to execute or fail to execute upon its strategic plan. The AMCC board of directors reviewed the Projections described below under “Item 8—Additional Information to be Furnished—Projected Financial Information”, and weighed the prospects of the AMCC’s ability as a stand-alone entity to achieve long-term value for the Stockholders through execution on the AMCC’s strategic business plan against the near-term value to the Stockholders which could be realized through the transaction at a premium to the then-current market price of the Shares.

The AMCC board of directors also considered the feasibility, financial viability and prospects of operating the Compute business as a standalone public company, after a sale of the Connectivity business, until such time as AMCC were able to sell the Compute business or otherwise unlock additional value for the benefit of the Stockholders. The AMCC board of directors evaluated the potential impact to the stock price of AMCC after a sale of the Connectivity business, as well as the lack of scale, negative cash flow, projected losses and the lack of predictability around product development and future revenue and market and customer perception of the long-term viability of the Compute business as a standalone company, as well as the disproportionate expense and management burden of remaining a public company given the scale of the Compute business. The AMCC board of directors also evaluated the divesture alternatives that might be available in the event an acquiror or other growth or monetization strategy could not be found for the Compute business.

Risks of Execution in a Competitive Marketplace. In evaluating AMCC’s long-term prospects as an independent company against the value to the Stockholders which could be realized by the Stockholders through the transaction, the AMCC board of directors considered the impact of general economic market trends on AMCC’s sales, as well as general market risks that could reduce the market price of the Shares. The AMCC board of directors also considered the highly competitive marketplace for AMCC’s products and the fact that many of AMCC’s competitors are significantly larger and have greater financial and other resources than AMCC, and the impact of this competitive environment on AMCC’s ability to execute its strategic plan without substantial risk to the value of the Shares.

Premium to Market Share Price. The AMCC board of directors considered that the Transaction Consideration per Share represented:

•	a premium of 15.4% to the $ 7.25 closing price per Share on November 18, 2016;

•	a premium of 20.7% based on the 30-trading day VWAP of $6.93 per Share;

•	a premium of 20.1% based on the 60-trading VWAP of $6.96 per Share; and

•	a premium of 20.3% based on the 90-trading VWAP of $6.95 per Share.

Absence of Financing Condition and Other Limited Conditions. The AMCC board of directors considered that the Offer is likely to be completed and the Merger is likely to be consummated, based on, among other things, the absence of a financing condition and the limited number of other conditions to the Offer and the Merger.

Timing of Completion. The AMCC board of directors considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement and the fact that the transaction is structured as a tender offer and a subsequent merger, which can often be completed more promptly than would have been the case with a merger alone, meaning that all Stockholders are likely to receive the Transaction Consideration for their Shares more promptly.

Opinions of the Financial Advisors.

The AMCC board of directors considered the oral opinion of Morgan Stanley, which was confirmed in writing by delivery of Morgan Stanley’s written opinion, dated November 20, 2016, that as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the Transaction Consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of Shares. The full text of Morgan Stanley’s written opinion to the Board, dated as of November 20, 2016 is attached hereto as Annex A. The summary of the opinion of Morgan Stanley herein is qualified in its entirety by reference to the full text of the opinion. We encourage you to read Morgan Stanley’s opinion and the summary of Morgan Stanley’s opinion below under the heading “Opinion of Morgan Stanley, as Financial Advisor to the Company” carefully and in their entirety.

The AMCC board of directors also considered the oral opinion of Needham & Company, which was confirmed in writing by delivery of Needham & Company’s written opinion, dated November 20, 2016, to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth therein, the consideration per Share to be paid to the Stockholders (other than MACOM or any of its affiliates and other than holders of dissenting shares) pursuant to the Merger Agreement was fair from a financial point of view to such Stockholders, as more fully described below under the heading “Opinion of Needham & Company, as Financial Advisor to the AMCC Board of Directors.” The full text of Needham & Company’s written opinion, dated November 20, 2016, is attached hereto as Annex B.

Inclusion of Cash and Stock Consideration. The AMCC board of directors considered the form of Transaction Consideration to be paid to the Stockholders in the Offer and the Merger and the certainty of the value of the Cash Consideration component in addition to the current and potential value of the Stock Consideration, as well as the fact that MACOM’s proposal was not subject to obtaining any outside financing. The AMCC board of directors considered the performance of the MACOM Common Stock, the reverse due diligence conducted on MACOM, the business reputation of MACOM and its management and the substantial financial resources of MACOM and, by extension, Purchaser, which the AMCC board of directors believed supported the conclusion that a transaction with MACOM and Purchaser could be completed relatively quickly and in an orderly manner, and, furthermore, that the Stock Consideration would enable the Stockholders to participate in any future growth in MACOM’s value.

Available Alternatives; Results of Discussions with Third Parties. The AMCC board of directors considered the possible alternatives to the acquisition by MACOM (including the possibility of being acquired in whole or in part by another company or financial sponsor, continuing to operate as an independent entity, and operating the Compute business as a standalone company subsequent to a sale of the Connectivity business as discussed above, and the desirability and perceived risks of those alternatives), the range of potential benefits to the Stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the AMCC board of directors’ assessment that none of these alternatives were reasonably likely to present superior opportunities for AMCC to create greater value for Stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The AMCC board of directors also considered the results of the process that the AMCC board of directors had conducted, with the assistance of the AMCC management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The AMCC board of directors also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire AMCC at a higher price.

Regulatory Approvals. The AMCC board of directors considered that the substantive regulatory approvals that may be required to consummate the Offer and the Merger would likely be limited to complying with the requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”).

Availability of Appraisal Rights. The AMCC board of directors considered the availability of statutory appraisal rights under the DGCL in connection with the Merger for Stockholders who do not tender their Shares in the Offer and who otherwise comply with the statutory requirements of the DGCL, and who believe that exercising their appraisal rights would yield them a greater per Share amount than the Merger would.

Terms of the Merger Agreement

Termination Right to Accept Superior Proposals. The AMCC board of directors also considered the fact that the Merger Agreement provides that at any time prior to such time as the Purchaser accepts the Shares tendered and not properly withdrawn, if the AMCC board of directors receives a bona fide, unsolicited written Company Takeover Proposal (as defined in the Merger Agreement) that did not result form a breach of AMCC’s covenant not to solicit and if the AMCC board of directors determines in good faith, after consultation with its independent financial advisor and legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal (as defined in the Merger Agreement) and that failure to take such action would or would be reasonably be expected to, be inconsistent with the AMCC directors’ fiduciary duties under applicable law, pursuant to the terms and conditions of the Merger Agreement, the AMCC board of directors can terminate the Merger Agreement to concurrently enter into an agreement with respect to that Company Superior Proposal. The AMCC board of directors also considered the fact that there is no additional expense reimbursement payable except to the extent of the fixed termination fee.

Change in Recommendation. The AMCC board of directors considered the fact that, on the terms and subject to the conditions set forth in the Merger Agreement, the AMCC board of directors may withdraw or modify its recommendation (a) in response to a Company Superior Proposal or (b) in other circumstances not in response to a Company Superior Proposal, if it determines in good faith, after consultation with its financial and legal advisors, that in the case of (a), such action would, or would reasonably be expected to, be required to comply with the directors’ fiduciary duties under applicable law and in the case of (b), such action is required to comply with the directors’ fiduciary duties under applicable law.

Termination Fee. The AMCC board of directors considered that the Merger Agreement requires AMCC to pay a termination fee of $30.0 million if AMCC terminates the Merger Agreement to enter into an agreement with respect to a Company Superior Proposal or if MACOM terminates the Merger Agreement because a Company Adverse Recommendation Change (as defined in the Merger Agreement) has occurred. The AMCC board of directors believes that the termination fee amount is customary and reasonable and will not deter any interested third party from making a Company Superior Proposal or inhibit the AMCC board of directors from approving a Company Superior Proposal if such were available.

Extension of Offer Period. The AMCC board of directors considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration of the Offer or, if applicable, certain subsequent expirations, which would increase the likelihood that the Offer could be consummated.

Arm’s-Length Negotiation. The Merger Agreement has customary terms and was the product of arm’s-length negotiations.

Potentially Negative Factors

The AMCC board of directors also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the fairness of the proposed transaction, including:

Termination by MACOM. The AMCC board of directors considered the risk that MACOM may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if AMCC does not perform its obligations under the Merger Agreement in all material respects.

Termination Fee. The AMCC board of directors reviewed and discussed the termination fee that could become payable by AMCC pursuant to the Merger Agreement under certain circumstances. The AMCC board of directors believes that the termination fee is customary and reasonable and will not deter any interested third party from making a Company Superior Proposal or inhibit the AMCC board of directors from approving a Company Superior Proposal if such were available.

Pre-Closing Covenants. The AMCC board of directors considered that, under the terms of the Merger Agreement, AMCC has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that AMCC will not take a number of actions related to the conduct of its business without the prior written consent of MACOM (which consent shall not be unreasonably withheld, conditioned or delayed). The AMCC board of directors further considered that these terms may limit the ability of AMCC to pursue or undertake business opportunities that could arise prior to the consummation of the Offer and the Merger.

Loss of Ability to Participate in the Future Growth of AMCC. The AMCC board of directors considered the fact that Stockholders who tender their Shares (or whose Shares are converted to Transaction Consideration in the Merger, if it occurs) will not participate in any future earnings or growth of AMCC and will not benefit from any future appreciation in the value of AMCC. Likewise, if the Merger is completed, Stockholders will not bear the risks associated with a decrease in the value of AMCC.

Tax Treatment. The AMCC board of directors considered that the receipt of cash by the Stockholders will be fully taxable to the Stockholders.

Failure to Close. The AMCC board of directors considered the risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	the market price of the Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting AMCC, (ii) the possibility that the marketplace would consider AMCC to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	AMCC’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

•	the ability to attract and retain key personnel; and

•	relationships with customers, suppliers, vendors, purchasing agents and other business partners of AMCC.

Regulatory Approvals. The AMCC board of directors considered the regulatory approvals that may be required to consummate the Offer and the Merger (including, in particular, the requirements under the HSR Act).

Other Factors

In addition to the above, the AMCC board of directors also considered the following factors:

Conflicts of Interest. The AMCC board of directors considered the arrangements and possible conflicts of interest of certain AMCC officers and directors. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements”.

Liquidation Valuation; Net Book Value; Other Factors Not Considered. The AMCC board of directors did not consider the liquidation value of AMCC, because the AMCC board of directors considered AMCC to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from its assets. Moreover, the AMCC board of directors did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for AMCC and its business since AMCC’s value is derived from cash flows generated by continuing operations.

The AMCC board of directors based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to unaffiliated Stockholders outweigh the negative considerations. The AMCC board of directors determined that the Offer and the Merger represent the best reasonably available alternative to maximize Stockholder value with the least risk of non-completion.

This discussion of the information and factors considered by the AMCC board of directors includes the material positive and negative factors considered by the AMCC board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the AMCC board of directors. The AMCC board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the interests of the Stockholders (including the unaffiliated Stockholders). Rather, the AMCC board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, AMCC management and AMCC’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the AMCC board of directors may have given different weight to different factors. It should be noted that this explanation of the reasoning of the AMCC board of directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8—Additional Information to be Furnished—Other Material Information—Forward-Looking Statements”.

For the reasons described above, the AMCC board of directors unanimously recommends that the Stockholders accept the Offer and tender their Shares in the Offer.

Opinion of Morgan Stanley, as Financial Advisor to the Company

The Company retained Morgan Stanley to provide it with financial advisory services and the Board with a financial opinion in connection with the sale of the Company. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. In connection with the Offer and the Merger, at the meeting of the Board on November 20, 2016, Morgan Stanley rendered to the Board its oral opinion, subsequently confirmed in writing, that as of November 20, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Transaction Consideration to be received by the holders of Shares, pursuant to the Merger Agreement was fair from a financial point of view to the holders of Shares.

The full text of the written opinion of Morgan Stanley, dated as of November 20, 2016, is attached hereto as Annex A and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley’s opinion was addressed to the Board, in its capacity as such, and addresses only the fairness from a financial point of view of the Transaction Consideration to be received by the holders of Shares pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to how the stockholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether the stockholders of the Company should tender Shares into the Offer.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company and Parent, respectively;

•	reviewed certain financial projections prepared by the management of the Company;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

•	discussed the past and current operations and financial condition and the prospects of Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Parent;

•	reviewed the reported prices and trading activity for the Company common stock and the Parent common stock;

•	compared the financial performance of the Company and Parent and the prices and trading activity of the Company common stock and the Parent common stock with that of certain other publicly-traded companies comparable with the Company and Parent, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company and Parent, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of the Company and Parent. At the Company’s direction, Morgan Stanley’s analysis relating to the business and financial prospects of Parent for purposes of the opinion were made on the basis of Thompson consensus forecasts as of November 18, 2016 (the “Parent Street Forecasts”) only. Morgan Stanley was advised by the Company, and assumed, with the Company’s consent, that the Parent Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of Parent. Morgan Stanley expressed no view as to the Parent Street Forecasts or the assumptions on which they were based, including the selection of the analyst forecasts from which the Parent Street Forecasts were derived. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the Offer and the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Parent and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley relied upon, without independent verification, the assessment by the managements of the Company and Parent of: (1) the strategic, financial and other benefits expected to result from the Merger, (2) the timing and risks associated with the integration of the Company and Parent, (3) their ability to retain key employees of the Company and Parent, respectively, and (4) the validity of, and risks associated with, the Company’s and Parent’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Transaction Consideration to be received by the holders of Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of November 20, 2016. Events occurring after November 20, 2016 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter to the Board dated November 20, 2016. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, to the extent that it is based on market data, the following quantitative information is based on market data as it existed on or before November 18, 2016, the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions, including the Offer and the Merger. The various analyses summarized below were based on the closing prices of $7.25 per Share, and $46.95 per share of the Parent common stock, respectively, as of November 18, 2016, and are not necessarily indicative of current market conditions. Based on the closing price per share of the Parent common stock of $46.95, and the per Share Transaction Consideration comprised of $3.25 in cash and 0.1089 of a share of Parent common stock for each Share, the implied value of the Transaction Consideration per Share was $8.36.

Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain forecasts approved for its use by the Board, including (1) a “Management Case,” which was based on Company management’s Projections (as defined below under the heading “Certain Financial Forecasts”), and (2) a “Company Street Case” based on Thompson consensus forecasts as of November 18, 2016 for fiscal years 2017 and 2018 and the Company management’s guidance in extrapolating these forecasts for fiscal years 2019 through 2020.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for the Company, under each of the Company Street Case and the Management Case, with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (we refer to these companies as the comparable companies). These companies were the following:

•	Advanced Micro Devices, Inc.

•	Acacia Communications, Inc.

•	Cavium, Inc.

•	Inphi Corporation

•	Mellanox Technologies, Ltd.

Morgan Stanley analyzed the ratio of aggregate value (defined as fully diluted market capitalization plus total debt, plus non-controlling interest, less cash and cash equivalents) to projected revenue for calendar year 2017. For purposes of this analysis, Morgan Stanley utilized market data as of November 18, 2016 and Thompson consensus forecasts as of November 18, 2016 for aggregate value and revenue for each of the comparable companies. Morgan Stanley also analyzed the ratio of aggregate value to projected EBITDA (defined as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation) for calendar year 2017, and the ratio of price per share to projected earnings per share for calendar year 2017, but as the projected EBITDA and earnings for the Company for calendar year 2017 under the Management Case are negative, these ratios were not material.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of ratios of aggregate value to projected revenue, and applied this range to the projected revenue for the Company for calendar year 2017, under each of the Company Street Case and the Management Case. Based on this analysis, and the outstanding Shares on a fully diluted basis (including outstanding options, restricted stock units and performance-based restricted stock units) as of November 18, 2016, Morgan Stanley calculated the estimated implied value per Share as of November 18, 2016 as follows:

	Selected Comparable Company Multiple Ranges	Implied Value Per Share of Company Common Stock ($)
Company Street Case
Aggregate Value to Projected 2017 Revenue of $193MM	2.5x – 4.0x	6.17 – 9.32
Management Case
Aggregate Value to Projected 2017 Revenue of $158MM	2.5x – 4.0x	5.22 – 7.80

Morgan Stanley also performed a public trading comparables analysis of Parent, consistent with the method used to perform a public trading comparables analysis of the Company, as described above. Morgan Stanley utilized the Parent Street Forecasts to compare Parent with the following companies:

•	Advanced Micro Devices, Inc.

•	Acacia Communications, Inc.

•	Cavium, Inc,

•	Integrated Device Technology, Inc.

•	Inphi Corporation

•	MaxLinear, Inc.

•	Mellanox Technologies, Ltd.

•	Microsemi Corporation

•	Monolithic Power Systems, Inc.

•	Power Integrations, Inc.

•	Semtech Corporation

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of aggregate value to revenue and aggregate value to EBITDA and price to earnings multiples, and applied these ranges to the estimated relevant metric for Parent under the Parent Street Forecasts. Based on this analysis, and the outstanding shares of Parent common stock on a fully diluted basis (including outstanding options, restricted stock units and warrants) as of November 18, 2016, Morgan Stanley calculated the estimated implied value per share of Parent common stock as of November 18, 2016 as follows:

	Selected Comparable Company Multiple Ranges	Implied Value Per Share of Parent Common Stock ($)
Aggregate Value to Projected 2017 Revenue of $665MM	3.5x – 5.0x	37.12 – 54.39
Aggregate Value to Projected 2017 EBITDA of $222MM	11.0x – 16.0x	39.07 – 58.28
Price to Estimated 2017 Earnings of $2.73 per share	15.0x – 21.0x	40.89 – 57.25

No company utilized in the public trading comparables analysis is identical to the Company or Parent. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s, Parent’s and Morgan Stanley’s control. These include, among other things, the impact of competition on the Company’s and Parent’s respective businesses and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and Parent, in the industry, and in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley compared publicly available statistics for select semiconductor transactions occurring between 2012 and November 2016, and involving U.S.-based target companies. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Offer and the Merger, most notably because they were similar semiconductor transactions. The following is a list of the semiconductor transactions reviewed:

Date Announced	Target	Acquiror
11/3/2016	Lattice Semiconductor	Canyon Bridge Capital
09/12/2016	Intersil	Renesas
07/26/2016	Linear Technology	Analog Devices
06/15/2016	QLogic	Cavium
02/23/2016	Newport	MKS Instruments
02/4/2016	Cascade Microtech	FormFactor

01/12/2016	Atmel	Microchip
12/2/2015	Mattson Technology	Beijing E-Town Dragon
11/24/2015	PMC-Sierra	Microsemi
11/18/2015	Fairchild Semiconductor	ON Semiconductor
10/21/2015	SanDisk	Western Digital
09/20/2015	Atmel	Dialog (2)
09/3/2015	Pericom	Diodes
06/1/2015	Altera	Intel
05/28/2015	Broadcom	Avago
05/7/2015	Micrel	Microchip
03/18/2015	Vitesse Semiconductor	Microsemi
03/1/2015	Freescale	NXP Semiconductors
01/27/2015	Silicon Image	Lattice Semiconductor
12/1/2014	Spansion	Cypress Semiconductor
08/20/2014	International Rectifier	Infineon
06/9/2014	Hittite Microwave	Analog Devices
02/24/2014	TriQuint Semiconductors	RF Micro Devices
02/10/2014	Supertex	Microchip Technology
12/16/2013	LSI	Avago
11/5/2013	Mindspeed Technologies	MACOM
08/15/2013	Volterra Semiconductor	Maxim Integrated Products
06/12/2012	Ramtron International	Cypress Semiconductor
05/2/2012	Standard Microsystems	Microchip Technology
04/30/2012	PLX	Integrated Device Technology

For the transactions listed above, Morgan Stanley noted (1) the multiple of aggregate value of the transaction to the last twelve months’ (“LTM”) revenue, and (2) the multiple of aggregate value of the transaction to the next twelve months’ (“NTM”) revenue, in each case based on publicly available information compiled in Morgan Stanley’s technology transactions database. Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of financial multiples for the transactions listed above and applied these ranges of financial multiples to the relevant financial statistic for the Company, under each of the Company Street Case and the Management Case. The following table summarizes Morgan Stanley’s analysis:

	Representative Ranges	Implied Value Per Share of Company Common Stock($)
Company Street Case
Aggregate Value to LTM Revenue of $165MM	2.0x – 4.0x	4.51 – 8.11
Aggregate Value to NTM Revenue of $183MM	2.0x – 3.5x	4.89 – 7.89
Management Case
Aggregate Value to LTM Revenue of $165MM	2.0x – 4.0x	4.51 – 8.11
Aggregate Value to NTM Revenue of $159MM	2.0x – 3.5x	4.37 – 6.98

For the transactions listed above, Morgan Stanley also noted the distributions of (1) the implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), and (2) the implied premium to the acquired company’s 30-trading-day average closing share price prior to announcement (or the last 30-trading-day average closing share price prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of implied premiums of the transactions listed above and applied these ranges of premiums to the relevant financial statistic for the Company. The following table summarizes Morgan Stanley’s analysis:

	Representative Ranges (25th and 75th percentiles)	Implied Value Per Share of Company Common Stock($)
Premium to 1-Day Closing Share Price of $7.25	23% – 48%	8.91 – 10.72
Premium to 30-Day Average Closing Share Price of $6.78	22% – 50%	8.29 – 10.17

No company or transaction utilized in the precedent transactions analysis is identical to the Company or to the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. The fact that points in the range of implied value per Share derived from the valuation of precedent transactions were less than or greater than the Transaction Consideration to be received by the holders of Shares is not necessarily dispositive in connection with Morgan Stanley’s analysis of such consideration, but one of many factors Morgan Stanley considered.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of the Company, which is an analysis designed to provide an implied value of a company by calculating the present value of the projected future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per Share based on a discounted cash flow analysis to value the Company as a standalone entity, under each of the Company Street Case and the Management Case.

Morgan Stanley first calculated the Company’s projected free cash flows (defined as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation). Morgan Stanley then calculated the present value of the Company’s projected free cash flows for the fourth quarter of fiscal year 2017 and fiscal years 2018 through 2026, and based on the variable year-to-year growth rate present in the Company Street Case and the Management Case, calculated terminal values based on a range of perpetual growth rates from 1% to 3%, which range was selected in Morgan Stanley’s professional judgment and experience. The free cash flows and terminal values were discounted to present values as of December 31, 2016, at a range of discount rates from 11.7% to 13.7%, which range of discount rates was selected, in Morgan Stanley’s professional judgment and experience, to reflect the Company’s weighted average cost of capital. Morgan Stanley also calculated an estimated value for the Company’s net operating loss balance as of June 30, 2016 using the same range of discount rates, which resulted in a range of estimated present values for the Company’s net operating loss balance of $111 million to $126 million under the Company Street Case, and $165 million to $186 million under the Management Case. Based on this analysis, and the outstanding Shares on a fully diluted basis (including outstanding options, restricted stock units and performance-based restricted stock units) as of November 18, 2016, Morgan Stanley calculated the estimated implied present value per Share as of December 31, 2016 under the Company Street Case and the Management Case as follows:

Implied Value Per Share of Company Common Stock ($)
Company Street Case	5.59 – 7.47
Management Case	6.60 – 9.37

Morgan Stanley also performed a discounted cash flow analysis of Parent utilizing the Parent Street Forecasts. The Parent Street Forecasts were based on Thomson consensus forecasts as of November 18, 2016, and the projections for calendar years 2017 through 2026 represented extrapolations of the Parent Street Forecasts. Morgan Stanley’s calculation of Parent’s projected free cash flows used the same methodology as described for the Company’s projected free cash flows above. Morgan Stanley then calculated the present value of Parent’s projected free cash flows for calendar years 2017 through 2026, and calculated a terminal value based on a range of perpetual growth rates from 1% to 3%, which range was selected in Morgan Stanley’s professional judgment and experience. The projected free cash flows and terminal values were discounted to present values as of December 31, 2016 at a range of discount rates from 9.3% to 11.0%, which range of discount rates was selected, in Morgan Stanley’s professional judgment and experience, to reflect Parent’s weighted average cost of capital. Based on this analysis, and the outstanding shares of Parent common stock on a fully diluted basis (including outstanding options, restricted stock units and warrants) as of November 18, 2016, Morgan Stanley calculated the estimated implied present value per share of Parent common stock as of December 31, 2016 under the Parent Street Forecasts as follows:

Implied Value Per Share of Parent Common Stock ($)
Parent Street Forecasts	37.44 – 52.51

Sum-of-the-Parts Discounted Cash Flow Analysis

Morgan Stanley performed a sum-of-the-parts discounted cash flow analysis, which is designed to imply a value of a company based on the separate valuation of the Company’s three lines of business: (1) Connectivity, (2) ARM-based Compute (“ARM”), and (3) Power PC, in each case based upon the Management Case.

Morgan Stanley’s discounted cash flow analysis of the Connectivity, ARM and Power PC lines of business used the same projections and methodology as described above under the heading “—Discounted Cash Flow Analysis” except that for purposes of the sum-of-the-parts analysis, the free cash flows and terminal values were discounted to present values as of December 31, 2016 at a range of discount rates from 10.5% to 12.5% for the Connectivity and Power PC businesses, and 16.3% to 18.3% for the ARM business, which ranges of discount rates were selected, in Morgan Stanley’s professional judgment and experience, to reflect the weighted average cost of capital applicable to each business.

To estimate the aggregate value of the Company as a whole, Morgan Stanley added the estimated present value as of December 31, 2016 of the Company’s net operating loss balance as of June 30, 2016, calculated using the method described above under the heading “—Discounted Cash Flow Analysis.” Morgan Stanley then added the Company’s cash balance as of September 30, 2016 of $82 million to reach an estimated implied equity value range of $520 million to $729 million, and divided those equity values by the number of fully diluted Shares outstanding. Based on this analysis, Morgan Stanley calculated a range of estimated implied present values per Share as of December 31, 2016 of $5.69 to $7.97.

The sum-of-the-parts analysis was prepared for illustrative purposes only, is not necessarily reflective of the prices that would actually be obtained if the Company’s businesses were sold separately, and does not address the feasibility of selling such businesses separately and certain factors and costs, such as tax inefficiencies, separation and transaction costs, and change-of-control restrictions, that would be implicated by a sale of the component parts of the Company and that were not considered in Morgan Stanley’s sum-of-the-parts analysis.

Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical trading price of the Shares, reviewing the range of closing trading prices of the Shares for various periods ending on November 18, 2016. Morgan Stanley observed the following:

Period Ending November 18, 2016	Range of Trading Prices of Shares ($)
Last 1 Month	5.87 – 7.60
Last 3 Months	5.87 – 7.60
Last 6 Months	5.87 – 7.60
Last 12 Months	5.08 – 7.60

Morgan Stanley observed that the Shares closed at $7.25 on November 18, 2016. Morgan Stanley noted that the implied value of the Transaction Consideration per Share of $8.36 reflected (1) a 15.4% premium to the closing trading price per Share on November 18, 2016, (2) a 20.7% premium to the volume-weighted average closing price per Share for the 30 trading days prior to and including November 18, 2016, (3) a 20.3% premium to the volume-weighted average closing trading price per Share for the 90 trading days prior to and including November 18, 2016, and (4) a 10.1% premium to the highest closing trading price per Share for the twelve months prior to and including November 18, 2016.

Morgan Stanley also performed a trading range analysis with respect to the historical trading price of the Parent common stock, reviewing the range of closing trading prices of the shares of the Parent common stock for various periods ending on November 18, 2016. Morgan Stanley observed the following:

Period Ending November 18, 2016	Range of Trading Prices of Parent Common Stock Shares ($)
Last 1 Month	35.74 – 46.95
Last 3 Months	35.74 – 46.95
Last 6 Months	29.81 – 46.95
Last 12 Months	29.81 – 46.95

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed and analyzed public market trading price targets for the Shares prepared and published by equity research analysts as of November 18, 2016. These targets reflected the analysts’ estimates of the future public market trading price of the Shares. The range of undiscounted analyst price targets for the Shares was $7.00 to $11.00 per Share as of November 18, 2016. Morgan Stanley discounted the range of analyst price targets per Share by one year at a rate of 12.7%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to reflect the Company’s cost of equity. This analysis indicated an estimated implied range of equity values of $6.21 to $9.76 per Share.

Morgan Stanley also reviewed and analyzed public market trading price targets for the Parent common stock prepared and published by equity research analysts as of November 18, 2016. These targets reflected the analysts’ estimates of the future public market trading price of the Parent common stock. The range of undiscounted analyst price targets for the shares of Parent common stock was $41.00 to $50.00 per share as of November 18, 2016. Morgan Stanley discounted the range of analyst price targets per share of Parent common stock by one year at a rate of 11.4%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to reflect Parent’s cost of equity. This analysis indicated an estimated implied range of equity values of $36.80 to $46.67 per share of Parent common stock.

The public market trading price targets published by equity research analysts do not necessarily reflect current or future market trading prices for the Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

General

In connection with the review of the Offer and the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company or Parent. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s, Parent’s and Morgan Stanley’s control. These include, among other things, the impact of competition on the Company’s and Parent’s respective business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company, Parent, and the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Transaction Consideration to be received by the holders of Shares pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated November 20, 2016, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares or shares of Parent’s common stock might actually trade.

The consideration to be received by the holders of Shares pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent, and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations, but did not, however, recommend any specific consideration to the Company or the Board, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor did the opinion address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley expressed no opinion or recommendation as to how the stockholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether such holders should tender Shares into the Offer.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions, including the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Transaction Consideration or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company and the Board with financial advice and assistance, and the Board with a financial opinion, described in this section and attached hereto as Annex A, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $11 million for its services, approximately $10 million of which is contingent upon the closing of the Merger and $900,000 of which has already been paid following Morgan Stanley’s delivery of the financial opinion. The Company has also agreed to reimburse Morgan Stanley for certain of its expenses, including the reasonable fees of outside counsel and other professional advisors, incurred in connection with Morgan Stanley’s engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents, and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of the opinion, Morgan Stanley and its affiliates have provided financing services to Parent and have received approximately $2.8 million in aggregate fees in connection with such services. In addition, Morgan Stanley or an affiliate thereof is currently a lender to Parent. Morgan Stanley may also seek to provide financial advisory and financing services to Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, one of the senior members of the Morgan Stanley team on this engagement was a member of the Parent board of directors starting in March 2013 until his resignation in September 2014.

Opinion of Needham & Company, as Financial Advisor to the AMCC Board of Directors

The Company retained Needham & Company to render an opinion as to the fairness, from a financial point of view, to the holders of the Shares (other than Parent or any of its affiliates and other than holders who have properly demanded appraisal rights) of the consideration to be paid to such holders pursuant to the Merger Agreement.

On November 20, 2016, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Transaction Consideration to be paid to the holders of the Shares (other than Parent or any of its affiliates and other than holders who have properly demanded appraisal rights) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the Board in connection with and for the purpose of the Board’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of the Shares (other than Parent or any of its affiliates and other than holders who have properly demanded appraisal rights) of the Transaction Consideration, which was determined through arm’s length negotiations between the Company and Parent and not by Needham & Company. Needham & Company’s opinion does not address any other aspect of the Offer, the Merger or any related transaction and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or vote or act on any matter relating to the Offer or the Merger.

The full text of Needham & Company’s opinion, dated November 20, 2016, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached to this Schedule 14D-9 as Annex B and is incorporated by reference herein. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated November 20, 2016;

•	reviewed certain publicly available information concerning the Company and Parent and certain other relevant financial and operating data of the Company and Parent furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of the Shares and Parent common stock;

•	held discussions with members of management of the Company concerning current operations of and future business prospects for the Company and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies;

•	reviewed certain financial forecasts with respect to the Company prepared by management of the Company and held discussions with members of management of the Company concerning those forecasts;

•	reviewed certain research analyst projections with respect to the Company and Parent and held discussions with members of management of the Company concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for the Company and Parent;

•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all related agreements. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement of that agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Offer and the Merger. Needham & Company assumed that financial forecasts for the Company provided to Needham & Company by management of the Company, including the financial projections by the Company’s management described below under the heading “Certain Company Forecasts,” were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company, at the time of preparation, of the future operating and financial performance of the Company and the combined companies. Needham & Company relied, without independent verification, on the estimates of management of the Company of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the Offer and the Merger. Needham & Company also assumed, based on discussions with the management of the Company, that the research analyst projections for the Company and Parent represent reasonable estimates of the future financial performance of the Company and Parent. Needham & Company expressed no opinion with respect to any of those forecasts (including cost savings and other synergies), estimates or projections or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of the Shares (other than Parent or any of its affiliates and other than holders who have properly demanded appraisal rights) of the Transaction Consideration to be paid to those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration paid in connection with the Offer or the Merger to, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Transaction Consideration to be paid to the holders of the Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Needham & Company expressed no opinion as to the value of Parent common stock if and when issued pursuant to the Offer and the Merger or the prices at which Parent common stock or the Shares will actually trade at any time.

The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to November 20, 2016, and is not necessarily indicative of current or future market conditions.

AMCC Selected Companies Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed generally relevant because they have lines of business that may be considered similar to the Company’s Connectivity or Compute lines of business. These companies, referred to as the “Selected Connectivity Companies” and “Selected Compute Companies,” and collectively as the “Selected Companies,” consisted of the following:

Selected Connectivity Companies:

Broadcom Corporation

Exar Corporation

Inphi Corporation

Integrated Device Technology, Inc.

MACOM Technology Solutions Holdings, Inc.

Marvell Technology Group Ltd.

Microsemi Corporation

Selected Compute Companies:

Advanced Micro Devices, Inc.

Cavium, Inc.

Intel Corporation

QUALCOMM Incorporated

The following tables set forth information concerning the following multiples for the Selected Companies and for the Company implied by the Offer:

•	enterprise value as a multiple of last 12 months, or LTM, revenue;

•	enterprise value as a multiple of projected calendar year, or CY, 2016, 2017 and 2018 revenue;

•	enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or EBITDA;

•	enterprise value as a multiple of projected CY 2016, 2017 and 2018 EBITDA;

•	price as a multiple of LTM earnings per share, or EPS; and

•	price as a multiple of projected CY 2016, 2017 and 2018 EPS.

Needham & Company calculated multiples for the Selected Companies using consensus research analyst projections and the closing stock prices for the Selected Companies on November 18, 2016. Needham & Company calculated multiples for the Company based on the Transaction Consideration for two cases, one using the Company’s management’s projections, referred to in the tables below as “target case,” and the other using consensus research analyst projections, referred to in the tables below as “street case.” Needham & Company calculated multiples for the Company using a Transaction Consideration value of $8.36 per Share, reflecting $3.25 in cash and 0.1089 of a share of Parent common stock at the November 18, 2016 closing price of Parent common stock of $46.95 per share.

All financial information used in the AMCC Selected Companies Analysis, as well as in the Selected Transactions Analysis, Discounted Cash Flow Analysis and MACOM Selected Companies Analysis described below, excluded the impact of non-recurring items. EBITDA and EPS amounts used in those analyses as well as in the Pro Forma Transaction Analysis described below also excluded the impact of stock-based compensation expense.

	Selected Companies				Applied Micro Circuits Implied by Offer
	High	Low	Mean	Median	Street Case	Target Case
Enterprise value to LTM revenues	9.0x	1.7x	4.5x	4.4x	4.1x	4.1x
Enterprise value to projected CY 2016 revenues	7.2x	2.0x	4.2x	4.4x	4.1x	4.1x
Enterprise value to projected CY 2017 revenues	5.0x	1.9x	3.6x	4.2x	3.5x	4.3x
Enterprise value to projected CY 2018 revenues	4.7x	1.7x	3.3x	3.5x	3.5x	3.3x
Enterprise value to LTM EBITDA	36.8x	7.2x	16.6x	16.8x	NM	NM
Enterprise value to projected CY 2016 EBITDA	43.3x	7.6x	17.0x	15.2x	NM	NM
Enterprise value to projected CY 2017 EBITDA	29.2x	6.8x	13.5x	12.0x	22.0x	NM
Enterprise value to projected CY 2018 EBITDA	21.5x	6.6x	11.1x	9.8x	NA	NM
Price to LTM EPS	44.4x	13.8x	23.3x	19.5x	NM	NM
Price to projected CY 2016 EPS	36.2x	13.4x	22.6x	20.4x	NM	NM
Price to projected CY 2017 EPS	25.1x	12.3x	17.4x	16.9x	NM	NM
Price to projected CY 2018 EPS	20.5x	11.4x	14.5x	14.5x	NM	NM

For purposes of the above chart, “NM” reflects multiples that were not deemed relevant because they were less than zero or exceeded 50, and “NA” means that the information was not available.

Selected Transactions Analysis

Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2012 that involved target companies that were publicly traded U.S. semiconductor companies and had transaction equity values of between $250 million and $1 billion:

Close Date	Acquirer	Target
February 23, 2016	Mellanox Technologies, Ltd.	EZchip Semiconductor Ltb.
December 7, 2015	Investor Consortium	Integrated Silicon Solution, Inc.
November 24, 2015	Diodes Incorporated	Pericom Semiconductor Corporation
August 3, 2015	Microchip Technology Incorporated	Micrel, Incorporated
May 5, 2015	Avago Technologies Limited	Emulex Corporation
April 30, 2015	MaxLinear, Inc.	Entropic Communications, Inc.
April 28, 2015	Microsemi Corporation	Vitesse Semiconductor Corporation
March 10, 2015	Lattice Semiconductor Corporation	Silicon Image, Inc.
December 12, 2014	Murata Electronics North America, Inc.	Peregrine Semiconductor Corporation
August 12, 2014	Avago Technologies Limited	PLX Technology, Inc.
April 1, 2014	Microchip Technology Incorporated	Supertex, Inc.
October 1, 2013	Maxim Integrated Products, Inc.	Volterra Semiconductor Corporation
August 2, 2012	Microchip Technology Incorporated	Standard Microsystems Corporation

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for the Offer:

•	enterprise value as a multiple of LTM revenues; and

•	enterprise value as a multiple of LTM EBITDA.

Needham & Company calculated multiples for the Company based on the Transaction Consideration, using a Transaction Consideration value of $8.36 per Share.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Offer.

	Selected Transactions				Implied by Offer
	High	Low	Mean	Median
Enterprise value to LTM revenues	5.8x	1.0x	2.6x	2.3x	4.1x
Enterprise value to LTM EBITDA	26.2x	9.1x	16.4x	15.9x	NM

Premiums Paid Analysis

Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2012 that involved publicly traded technology companies which had transaction equity values of between $250 million and $5 billion and involved mixed cash/stock consideration:

Acquirer	Target
Cavium, Inc.	QLogic Corporation
FormFactor, Inc.	Cascade Microtech, Inc.
Brocade Communications Systems, Inc.	Ruckus Wireless, Inc.
Microchip Technology Incorporated	Atmel Corporation
Microsemi Corporation	PMC-Sierra, Inc.
Envestnet, Inc.	Yodlee, Inc.
Microchip Technology Incorporated	Micrel, Incorporated
TTM Technologies, Inc.	Viasystems Group, Inc.
Harris Corporation	Exelis Inc.
MaxLinear, Inc.	Entropic Communications, Inc.
Mitel Networks Corporation	Mavenir Systems, Inc.
Alliance Data Systems Corporation	Conversant, Inc.
R.R. Donnelley & Sons Company	Consolidated Graphics, Inc.
Trulia, Inc.	Market Leader, Inc.
DigitalGlobe, Inc.	GeoEye, Inc.
Riverbed Technology, Inc.	OPNET Technologies, Inc.
Consolidated Communications Holdings, Inc.	SureWest Communications

In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days, 30 trading days and 90 trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Transaction Consideration, using a Transaction Consideration value of $8.36 per Share, and the closing prices per Share one trading day, five trading days, 30 trading days and 90 trading days prior to November 18, 2016, the last trading day prior to announcement of the Transaction. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premiums implied by the Offer.

	Selected Transactions				Implied by Offer
	High	Low	Mean	Median
One trading day stock price premium	49.8%	(2.5)%	25.2%	31.0%	15.4%
Five trading day stock price premium	58.2%	(4.9)%	25.8%	28.5%	12.3%
30 trading day stock price premium	83.9%	(5.8)%	31.4%	31.4%	23.4%
90 trading day stock price premium	106.3%	(12.1)%	40.7%	44.6%	23.6%

Discounted Cash Flow Analysis

Needham & Company performed illustrative discounted cash flow analyses to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Company management’s projections. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected fourth quarter of the fiscal year ended March 31, 2017 (referred to as fiscal year 2017), and for the fiscal years ended March 31, 2018, March 31, 2019, and March 31, 2020 (referred to as fiscal years 2018, 2019 and 2020, respectively). In calculating the ranges of present values of unlevered cash flows, Needham & Company used discount rates ranging from 14.3% to 22.3%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment and experience, and was calculated using an assumed equity market risk premium based upon data from Duff & Phelps, a levered beta estimate based upon Bloomberg financial databases, an assumed size-related risk premium based upon data from Duff & Phelps, and an assumed risk-free rate based on the U.S. Government 10-year Treasury note yield, and took account of risks associated with the Company’s stage of development. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of fiscal year 2020, by applying multiples ranging from 2.25x to 3.75x to the Company management’s estimate of its fiscal year 2020 revenue. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience by reference to the longer term revenue multiples for the Company. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 14.3% to 22.3%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s net cash, based on cash and cash equivalents and short-term investments at September 30, 2016, to arrive at the ranges of implied present equity values. Needham & Company calculated the Company’s estimated fully-diluted Shares outstanding at the end of fiscal year 2020 based on the Company management’s estimates of 3.5% annual future share dilution to current Stockholders resulting from issuances of equity compensation awards, and divided the implied present equity values by these estimated outstanding share numbers. This analysis indicated an implied per Share equity reference range for the Company of $4.47 to $8.89.

Needham & Company also performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied value of future tax savings based on the Company’s net operating loss carryforwards and research and development credit carryforwards. In calculating the ranges of present values of future tax savings, Needham & Company used Company management’s projections for earnings before taxes (referred to as EBT) through fiscal year 2020 and a 3% annual long-term EBT growth rate through the expiration of all applicable tax credits in the fiscal year 2036. Needham & Company then calculated the applicable tax savings for each fiscal year from the Company’s net operating loss carryforwards and research and development credit carryforwards using a Company management’s estimated tax rate of 35% to imply the future values of tax savings. These illustrative future values of tax savings were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 14.3% to 22.3%. Needham & Company then divided these indicated present values by the Company’s estimated fully-diluted Shares outstanding at the end of fiscal year 2020, calculated as described above. This analysis indicated an implied per Share value reference range of $0.54 to $0.90. The value of future tax savings is dependent on numerous factors, including the operating or financial results achieved by the Company, expiration or limitation of the various tax credits, changes in regulations that inhibit the Company from realizing the tax benefits in the future, the tax rates of jurisdictions to which the Company owes a tax liability. The values may vary from estimated results, and these variations may be material.

Present Value of Future Share Price Analysis

Needham & Company performed an illustrative analysis of the implied present value of the future price per Share using the Company management’s estimates, which is designed to provide an indication of the present value of a theoretical value of the Company’s equity as a function of the Company’s estimated future revenue and its assumed price to a revenue multiple. For this analysis, Needham & Company used certain financial information from the Company management’s estimates for each of the Company’s 2017 to 2020 fiscal years.

Needham & Company calculated the implied values per Share as of March 31 for each of the fiscal years 2017 through 2020 by applying illustrative revenue multiples of 2.25x to 3.75x to Company management’s revenue estimates, adding the net cash balance as of September 30, 2016, dividing by an assumed diluted share count, and then discounting these theoretical future values of the Company’s equity on a per Share basis to present values at November 20, 2016, using discount rates ranging from 14.3% to 22.3%, reflecting estimates of the Company’s cost of equity. The assumed diluted shares count was based on the Company management’s estimates of 3.5% annual future share dilution to current Stockholders resulting from issuances of equity compensation awards.

The following table presents the results of these analyses:

FY 2017	FY 2018	FY 2019	FY 2020
$4.91 - $7.79	$3.70 - $6.25	$4.00 - $7.40	$4.49 - $9.05

Parent Selected Companies Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Parent to the corresponding data and ratios of publicly traded companies that Needham & Company deemed generally relevant because they have lines of business that may be considered similar to Parent’s lines of business because they produce similar products. These companies, referred to as the “Parent Selected Companies,” consisted of the following:

Broadcom Corporation

Cobham plc

Microsemi Corporation

Qorvo, Inc.

Skyworks Solutions, Inc.

The following tables set forth information concerning the following multiples for the Parent Selected Companies and for Parent:

•	enterprise value as a multiple of LTM revenues;

•	enterprise value as a multiple of projected CY 2016, 2016 and 2017 revenues;

•	enterprise value as a multiple of LTM EBITDA;

•	enterprise value as a multiple of projected CY 2016, 2017 and 2018 EBITDA;

•	price as a multiple of LTM EPS; and

•	price as a multiple of projected CY 2016, 2017 and 2018 EPS.

Needham & Company calculated multiples for the Parent Selected Companies using consensus research analyst projections and the closing stock prices for the Parent Selected Companies on November 18, 2016. Needham & Company calculated multiples for Parent using consensus research analyst projections and the closing stock price for Parent common stock on November 18, 2016.

	Selected Companies				MACOM
	High	Low	Mean	Median
Enterprise value to LTM revenues	7.5x	1.6x	4.2x	4.2x	5.2x
Enterprise value to projected CY 2016 revenues	5.6x	1.8x	3.8x	4.2x	4.8x
Enterprise value to projected CY 2017 revenues	5.0x	1.7x	3.5x	3.7x	4.2x
Enterprise value to projected CY 2018 revenues	4.7x	1.7x	3.3x	3.4x	3.8x
Enterprise value to LTM EBITDA	17.4x	8.5x	12.1x	9.4x	17.6x
Enterprise value to projected CY 2016 EBITDA	15.5x	7.9x	10.8x	10.5x	16.2x
Enterprise value to projected CY 2017 EBITDA	12.8x	7.1x	9.4x	9.4x	12.5x
Enterprise value to projected CY 2018 EBITDA	11.6x	5.8x	8.6x	8.6x	11.0x
Price to LTM EPS	17.8x	10.2x	14.1x	14.0x	24.6x
Price to projected CY 2016 EPS	17.2x	11.9x	14.3x	14.2x	22.8x
Price to projected CY 2017 EPS	13.9x	10.2x	12.3x	12.3x	17.3x
Price to projected CY 2018 EPS	12.7x	8.4x	11.0x	11.4x	14.9x

Pro Forma Transaction Analysis

Needham & Company prepared illustrative pro forma analyses of the financial impact of the Merger based on the Transaction Consideration, estimated financial results of the Company and Parent for fiscal years ending September 30, 2017 and 2018 (referred to as MACOM FY 2017 and MACOM FY 2018, respectively), and estimated transaction expenses, and assuming cost savings and other synergies resulting from the Offer and the Merger. The estimated financial results of the Company and transaction expenses and synergies were based upon the Company management’s estimates, and assumed that Parent would dispose of or exit the Company’s ARM business after completion of the transaction. These estimates excluded $2 million and $21 million in revenues and $71 million and $95 million in total costs associated with the ARM business in MACOM FY 2017 and MACOM FY 2018, respectively which were based on Company management’s estimates. The estimated financial results of Parent were based on certain research analyst projections. The estimated cost savings and other synergies, aggregating $29.2 million and $35.5 million in MACOM FY 2017 and MACOM FY 2018, respectively, were based on Company management’s estimates. Based upon these estimates and assumptions, Needham & Company noted that the Offer and the Merger would result in accretion to the estimated EPS of Parent for MACOM FY 2017 and MACOM FY 2018. The actual operating or financial results achieved by the combined entity may vary from estimated results, and these variations may be material.

Present Value of Future MACOM Pro Forma Share Price Analysis

Needham & Company performed an illustrative analysis of the implied present value of the future pro forma price per share of Parent common stock, using estimated financial results for Parent and the Company for MACOM FY 2017 and MACOM FY 2018, and estimated transaction expenses and synergies resulting from the Offer and the Merger, in each case based on the information sources described under “Pro Forma Transaction Analysis” above. The analysis is designed to provide an indication of the Offer value, by adding the cash consideration of $3.25 per Share to the theoretical value of 0.1089 of a share of Parent common stock, based on the projected pro forma earnings per share of Parent for MACOM FY 2017 and MACOM 2018 and the assumed price to earnings multiple.

Needham & Company calculated a range of implied present values of the future pro forma prices per share of Parent common stock for MACOM FY 2017 and MACOM FY 2018 by applying a range of price to LTM earnings multiples from 18.0x to 24.0x, and a range of synergies to be realized from $0 to $29.2 million and $0 to

$35.5 million for MACOM FY 2017 and MACOM FY 2018, respectively, and then discounting to present value using a discount rate of 14.5%, reflecting an estimate of Parent’s cost of equity. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience by reference to current trading multiples of the Parent. The range of synergies was selected by Needham & Company utilizing its professional judgment and experience by reference to the Company management’s estimates. The following table presents the results of these analyses:

	MACOM FY 2017	MACOM FY 2018
Implied Offer Value	$8.07 - $10.58	$8.41 - $11.09

Miscellaneous

No company, transaction or business used in the “AMCC Selected Companies Analysis,” “Selected Transactions Analysis,” “Premiums Paid Analysis” or “Parent Selected Companies Analysis” as a comparison is identical to the Company or Parent or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s or Parent’s control. Any estimates contained in or underlying these analyses, including estimates of the Company’s and Parent’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Transaction Consideration or the Offer and the Merger.

Under the terms of the Company’s engagement letter with Needham & Company, the Company has paid or agreed to pay a nonrefundable fee of $600,000 that became payable upon Needham & Company’s delivery of its opinion with respect to the Merger Agreement and no portion of Needham & Company’s fee is contingent on the successful completion of the Offer or the Merger. In addition, the Company has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with merger and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Board as a financial advisor to provide its opinion based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to the Company unrelated to its current engagement for which it has received compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Parent or the Purchaser for which it has received compensation. Needham & Company may in the future provide investment banking and financial advisory services to the Company, Parent, or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of the Company and Parent for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

(c) Intent to Tender

Directors and Executive Officers

To AMCC’s knowledge, after making reasonable inquiry, AMCC has been advised that all of AMCC’s directors, executive officers, affiliates and subsidiaries intend to tender pursuant to the Offer all of the issued and outstanding Shares over which they have dispositive power. For a discussion regarding the decision of the AMCC board of directors with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “Solicitation/Recommendation” and “Reasons for the Recommendation” in this Item 4.

Simultaneously with the execution of the Merger Agreement, Kingdom Ridge Capital LLC, a large AMCC shareholder, and all of the AMCC directors and named executive officers executed Support Agreements pursuant to which they have, among other matters, agreed to tender the Shares owned by them in the Offer on the terms and subject to the conditions set forth in the Support Agreements, the form of which is attached hereto as Exhibit (e)(3).

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

See “Item 4. The Solicitation or Recommendation—Opinion of Morgan Stanley, as Financial Advisor to the Company” and “Item 4. The Solicitation or Recommendation—Opinion of Needham & Company, as Financial Advisor to the AMCC Board of Directors” for a description of AMCC’s engagements with Morgan Stanley and Needham & Company, which are incorporated by reference herein.

Except as set forth above, neither AMCC nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Stockholders of AMCC on its behalf in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past sixty (60) days by AMCC or, to the knowledge of AMCC, any current executive officer, director, affiliate or subsidiary of AMCC other than as set forth below:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
L. William Caraccio	11/15/2016	6,390	$7.50	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of Company RSUs

Michael Major	11/15/2016	9,408	$7.50	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of Company RSUs

Paramesh Gopi	11/15/2016	25,000	$0.00	Securities acquired pursuant to the settlement of performance-based Company RSUs

Paramesh Gopi	11/15/2016	28,191	$7.50	Securities deemed disposed of pursuant to tax withholding obligations due on the settlement of Company RSUs

Theodore (“Fred”) A. Shlapak	11/29/2016	44,585	$0.00	Securities gifted to a registered charitable organization

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by AMCC in response to the Offer which relate to a tender offer or other acquisition of AMCC’s securities by AMCC, any subsidiary of AMCC or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by AMCC in response to the Offer that relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving AMCC or any subsidiary of AMCC, (2) any purchase, sale or transfer of a material amount of assets by AMCC or any subsidiary of AMCC or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of AMCC.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the AMCC board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information to be Furnished.

(b) Golden Parachute Compensation

The following table sets forth the information required by Item 1011(b) of Regulation M-A and Items 402(t)(2) and 402(t)(3) of Regulation S-K regarding the compensation that will or may be paid to each named executive officer and that is based on or otherwise relates to the Offer and the Merger. The named executive officers for purposes of this disclosure obligation include Karen Rogge, AMCC’s former Interim Vice President, Chief Financial Officer, and Douglas T. Ahrens, AMCC’s former Vice President, Chief Financial Officer, and Chief Accounting Officer. Since neither the Offer nor the Merger will result in any compensation becoming payable to Ms. Rogge or Mr. Ahrens, they are excluded from the following table.

The amounts set forth below are estimates based on multiple assumptions that may or may not actually occur. As a result, the actual amounts, if any, to be received by each named executive officer may differ from the amounts set forth below. Notably, the table reflects the assumption that the consummation of the Offer and the Merger each occurred on or about December 15, 2016, the last practicable date for this purpose prior to filing this Schedule 14D-9. In addition, the table reflects the assumption that each named executive officer experiences a Change-in-Control Termination immediately after consummation of the Merger and receives all corresponding severance benefits under the AMCC Severance Plan described above in Item 3 under the heading “—AMCC Severance Plan”. Furthermore, the table reflects estimated values of Company Options, Company RSUs and Company MSUs based on an assumed price per Share of $8.46, which is the average closing price per Share over the first five business days (November 22, 2016 through November 29, 2016) following November 21, 2016, which was the date of the first public announcement of the Offer.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)(4)	Total ($)
Dr. Paramesh Gopi	1,620,000	3,993,583	—	62,320	—	210,000	5,885,903
Martin S. McDermut	320,000	1,099,800	—	30,859	—	—	1,450,659
L. William Caraccio	585,000	1,601,275	—	29,297	—	—	2,215,572
Michael Major	307,000	1,601,275	—	22,640	—	—	1,930,915

(1)

Represents the cash severance payable in a lump sum pursuant to the AMCC Severance Plan in connection with a Change-in-Control Termination. The following table sets forth the portion of each named executive officer’s cash severance applicable to the salary component of the AMCC Severance Plan benefit (equal to 24 months base salary for Dr. Gopi, 18 months base salary for Mr. Caraccio and 12 months base salary for Messrs. McDermut and Major) and the bonus component of the AMCC Severance Plan benefit (100% of target annual bonus for Dr. Gopi and Mr. Caraccio). The base salary severance shown is based on each named executive officer’s highest base salary during the last three years. Pursuant to Dr. Gopi’s amended participation agreement under the AMCC Severance Plan, 50% of his salary and bonus severance is payable on or shortly following the closing of the Merger and the remaining 50% of his salary and bonus severance is payable upon either a qualifying termination of employment or achievement of certain post-closing service and/or performance requirements as is further described above in Item 3 under the heading “—AMCC Severance Plan—Dr. Gopi’s Severance Benefits”. All other cash severance listed below is “double trigger” and will only become payable after the applicable named executive officer experiences a Change-in-Control Termination.

Name	Salary Component ($)	Bonus Component ($)	Total ($)
Dr. Paramesh Gopi	1,200,000	420,000	1,620,000
Martin S. McDermut	320,000	—	320,000
L. William Caraccio	325,000	97,500	585,000
Michael Major	307,000	—	307,000

(2)	Represents the sum of (x) the estimated value of the Company RSUs that will vest in connection with the Merger plus (y) the estimated value of the Company RSUs and Company MSUs that will convert into unvested Rollover RSUs in connection with the Merger and will be eligible to vest pursuant to the AMCC Severance Plan in connection with a Change-in-Control Termination. No amounts have been included with respect to Rollover Options because such options are “out-of-the-money”, and no amounts have been included with respect to Vested Company Options because these options became vested and exercisable prior to, and not in connection with, the Offer or Merger. The estimated value of such Company RSUs and Company MSUs is based on an assumed per-Share price of $8.46, which is the average closing price per Share over the first five business days (November 22, 2016 through November 29, 2016) following the first public announcement of the Offer on November 21, 2016. Pursuant to Dr. Gopi’s amended participation agreement under the AMCC Severance Plan, 50% of his Company RSUs and Company MSUs will vest immediately prior to closing of the Merger and the proceeds from the remaining 50% of his Company RSUs and Company MSUs will be payable upon either a qualifying termination of employment or achievement of certain post-closing service and/or performance requirements as is further described above in Item 3 under the heading “—AMCC Severance Plan—Dr. Gopi’s Severance Benefits”. All other acceleration benefits listed below are “double trigger” payments vesting, if at all, upon a Change-in-Control Termination.

Name	Value of Vested Company RSUs and Vested Company MSUs Single Trigger Accelerated as of Effective Time ($)	Value of Unvested Company RSUs and Unvested Company MSUs as of Effective Time Eligible for Double-Trigger Acceleration ($)	Total ($)
Dr. Paramesh Gopi	2,035,919	1,957,664	3,993,583
Martin S. McDermut	—	1,099,800	1,099,800
L. William Caraccio	12,690	1,588.585	1,601,275
Michael Major	12,690	1,588,585	1,601,275

(3)	Represents “double-trigger” health continuation severance benefits payable under the AMCC Severance Plan in connection with a Change-in-Control Termination. The value of this benefit is calculated as the product of the monthly cost of the COBRA health plan premiums of the listed individual’s medical, dental, and vision benefits as of December 15, 2016 multiplied by the maximum period of health benefits continuation available to such individual in connection with a Change-in-Control Termination (24 months for Dr. Gopi, 18 months for Mr. Caraccio and 12 months for each of Messrs. McDermut and Major.)

(4)	Represents the aggregate increase in Dr. Gopi’s monthly base rate of salary during an anticipated six month transition period for Dr. Gopi, as described in further detail above in Item 3 under the heading “—AMCC Severance Plan—Dr. Gopi’s Severance Benefits”.

Narrative to Golden Parachute Compensation Table

A summary of the material factors necessary to an understanding of the AMCC Severance Plan and the Merger Agreement and the benefits that may be payable to the executive officers under these agreements (as quantified in the table above) is set forth in Item 3 under the heading “—Arrangements between AMCC and AMCC’s Directors and Executive Officers,” which is incorporated herein by reference.

(c) Other Material Information

(1) Antitrust Compliance

HSR Act

AMCC has reviewed applicable antitrust or competition laws relevant to the Offer and the Merger, including such laws in the United States and elsewhere. Although there can be no assurance that the Offer will not be challenged by a private party or governmental entity, based on a review of AMCC’s business, AMCC, MACOM and Purchaser believe that the Offer and the Merger can be completed in compliance with all antitrust or competition laws and no filings will be required in connection with the Offer or the Merger, other than as described below.

Under the Hart-Scott-Rodino (“HSR”) Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of MACOM and AMCC filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 5, 2016, and the required waiting period with respect to the Offer and the Merger was terminated by the FTC and the Antitrust Division on December 12, 2016.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of MACOM, AMCC or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

(2) Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, Stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than Transaction Consideration per share. Any Stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, THE FULL TEXT OF WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX C. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS. STOCKHOLDERS SHOULD CAREFULLY REVIEW THE FULL TEXT OF SECTION 262 OF THE DGCL AS WELL AS THE INFORMATION DISCUSSED BELOW.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the First Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF DELAWARE LAW. Under the DGCL, no additional notice is required to be provided to AMCC’s Stockholders prior to the Effective Time and AMCC, MACOM and Purchaser do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Within ten (10) days following the Effective Time, AMCC will provide notice of the effective date of the Merger to each Stockholder who is entitled to appraisal rights and who has demanded appraisal of such Stockholder’s Shares in accordance with Section 262 of the DGCL within the later of the consummation of the Offer and January 25, 2017.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such Stockholder must do all of the following:

i)	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Applied Micro Circuits Corporation, 4555 Great America Pkwy, Suite 601, Santa Clara, California 95054, Attention: L. William Caraccio, a written demand for appraisal of the Shares held, which demand must reasonably inform AMCC of the identity of the Stockholder and that the Stockholder is demanding appraisal;

ii)	not tender their Shares in the Offer; and

iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex C hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to AMCC as described herein.

As provided under Section 262, failure of a Stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such Stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the Stockholder of record. The demand should set forth, fully and correctly, the Stockholder’s name as it appears on the share certificate or certificates that represent such Stockholder’s Shares or in the book entry that represents such Stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a Stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform AMCC of the identity of the holder(s) of record (which may be a nominee as described above) and that such Stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the First Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. AMCC is under no obligation, and has no present intention, to file such a petition. Accordingly, any Stockholder who wishes to perfect such Stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any Stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such Stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a Stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the First Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the First Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a Stockholder, service of a copy thereof must be made upon the First Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all Stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by AMCC. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the First Surviving Corporation and the petitioning Stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those Stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the Stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such Stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such Stockholder.

After determining the Stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of Consideration per share or the merger consideration payable in the Merger (which is equivalent to Consideration per share). In determining “fair value”, the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015), that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a Stockholder, the Court may also order that all or a portion of the expenses incurred by any Stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no Stockholder, whether or not such Stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to Stockholders of record as of a record date prior to the Effective Time).

If any Stockholder who demands appraisal of such Stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such Stockholder’s right to appraisal, as provided in the DGCL, the Shares of such Stockholder will be converted into the right to receive the Transaction Consideration per share, without interest and subject to any taxes required to be withheld under applicable law, and then such Stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive payment of the Transaction Consideration per share.

At any time within 60 calendar days after the Effective Time, any Stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a Stockholder may withdraw a demand for appraisal only with the written consent of the First Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any Stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any Stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such Stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

(3) Stockholder Approval of the Merger Not Required

Neither MACOM nor Purchaser is, nor at any time during the last three years has been, an “interested Stockholder” of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, MACOM and the Purchaser do not anticipate seeking the approval of AMCC’s remaining Stockholders before effecting the merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Stockholders in accordance with Section 251(h) of the DGCL.

(4) Delaware Business Combinations Statute / Takeover Statutes

AMCC is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including (i) a person who owns 15% or more of a corporation’s outstanding voting stock or (ii) a person who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder and the affiliates and associates of such person) from engaging in a “business combination” (defined to include Merger and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer); or

•	the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, at the meeting held on November 20, 2016, the AMCC board of directors approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. AMCC, directly or through subsidiaries, conducts business in other states, some of which may have enacted such laws. In its resolutions approving the Merger Agreement on November 20, 2016, the AMCC board of directors resolved that the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreements will be, to the extent permitted by applicable law, exempt from any such applicable takeover or anti-takeover laws.

(5) Certain Financial Forecasts

AMCC does not, as a matter of course, make detailed or long-term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, AMCC’s management regularly prepared internal forecasts and projections for use by the board of directors and management for planning and decision-making purposes. In addition, in connection with the strategic process, including, without limitation, the due diligence process and evaluation of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, as described in this Schedule 14D-9, AMCC’s senior management prepared financial projections for fiscal years 2017 through 2020, including certain projections of AMCC’s operations presented by line of business (the “Projections”). These Projections were provided to the AMCC board of directors, Morgan Stanley, Needham & Company, and MACOM in preparation for their analysis and evaluation of AMCC and its businesses. To give AMCC stockholders access to certain nonpublic information that was available to MACOM and the AMCC board of directors at the time of the evaluation of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, AMCC’s senior management has included these projections below.

These Projections were developed from historical financial statements and a series of assumptions and estimates of management related to future trends and did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Merger or any other effects of such terms. AMCC has one operating segment and therefore one reportable segment, and its management evaluates AMCC’s performance and makes decisions regarding allocation of resources based on overall AMCC results. AMCC does not provide line of business operating results on a standalone business, and the separate line of business Projections set forth below were prepared and provided only for diligence and valuation purposes with respect to the proposed transactions. The Projections were prepared by AMCC’s management for internal use and were not prepared with a view toward public disclosure, except to the parties identified above, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The Projections do not comply with generally accepted accounting principles. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the accompanying projected financial information nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Projections were prepared by employees of AMCC without the assistance of MACOM, Purchaser or any of their affiliates.

Before entering into the Merger Agreement, representatives of MACOM and Purchaser conducted a due diligence review of AMCC, and in connection with their review MACOM and Purchaser received certain non-public information concerning AMCC, including the Projections that were also furnished to Morgan Stanley and Needham & Company. AMCC management and the AMCC board of directors instructed Morgan Stanley and Needham & Company to rely on these Projections for the purposes of rendering their fairness opinions described in more detail above. AMCC’s management also advised MACOM and Purchaser that the financial projections provided to them on November 14, 2016 and set forth below for fiscal years 2017 through 2020 represented AMCC management’s best estimate as to the Company’s future performance on a stand-alone basis.

These Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of AMCC and exclude, among other things, transaction-related expenses. The Projections show condensed operating results, EBIT and EBITDA for WholeCo and AMCC’s three separate lines of business, Connectivity, ARM and PowerPC. Important factors that may affect actual results and results of AMCC’s operations, or could lead to the Projections not being achieved include, but are not limited to: customer demand for AMCC’s products, successful and timely development of products, an evolving competitive landscape, rapid technological change, increased supplier lead times and other supply chain constraints, the businesses and budgeting decisions of AMCC’s major customers, which may cause delays, reductions, rescheduling or cancellation of customer orders, successful management and retention of key personnel and service providers, market acceptance of new products and technologies, legal and regulatory developments, unexpected expenses and general economic conditions, and do not take into account any restructuring or related activities that AMCC may undertake, and other factors that are more fully described in the “Risk Factors” section of AMCC’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016 Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 2016, and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, as filed with the SEC. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which AMCC operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of AMCC and its management. The Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any member of AMCC or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither AMCC nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither AMCC nor any of their respective affiliates intends to make publicly available an update or other revisions to the Projections. Neither AMCC nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Stockholder or other person regarding the ultimate performance of AMCC compared to the information contained in the Projections or that the Projections will be achieved. AMCC has made no representation to MACOM or Purchaser or any of their respective affiliates concerning the Projections.

The summary of the Projections is not being included in this Schedule 14D-9 to influence any Stockholder’s decision whether to tender Shares in the Offer, but because this information was made available by AMCC to MACOM, Purchaser, Morgan Stanley and Needham & Company. The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding AMCC contained in AMCC’s public filings with the SEC.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in AMCC’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in AMCC’s in these or AMCC’s other, periodic reports are not applicable to any forward looking statements made in connection with the Offer.

Stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14d-9.

Projections

The tables below present selected projected financial information for the fiscal years ending March 31, 2017 through 2020.

	For Fiscal Year
	Ending March 31

(Whole Co. $ in millions)	2017E	2018E	2019E	2020E
Revenue	$169	$160	$232	$345
Operating Income (1)	$(1)	$(38)	$(6)	$68
Adjusted EBITDA (2)	$6	$(27)	$10	$85
Net Income (Loss) (3)	$(0)	$(38)	$(6)	$68
EPS (4)	$—	$(0.42)	$(0.06)	$0.74

	For Fiscal Year
	Ending March 31

(Connectivity $ in millions) (5)	2017E	2018E	2019E	2020E
Revenue	$102	$138	$170	$207
Operating Income	$25	$35	$52	$75
Adjusted EBITDA	$28	$41	$61	$86
Net Income (Loss)	$25	$35	$52	$75

	For Fiscal Year
	Ending March 31

(PowerPC $ in millions) (5)	2017E	2018E	2019E	2020E
Revenue	$66	$15	$11	$—
Operating Income	$34	$3	$2	$—
Adjusted EBITDA	$34	$3	$2	$—
Net Income (Loss)	$34	$3	$2	$—

	For Fiscal Year
	Ending March 31

(ARM $ in millions) (5)	2017E	2018E	2019E	2020E
Revenue	$2	$7	$51	$138
Operating Income	$(59)	$(76)	$(60)	$(7)
Adjusted EBITDA	$(56)	$(71)	$(54)	$(1)
Net Income (Loss)	$(59)	$(76)	$(60)	$(7)

Notes:

1.	Operating Income (Loss), as used in these projections, is a non-GAAP financial measure and represents GAAP operating income (loss) adjusted to exclude stock-based compensation and transaction related expenses.
2.	Adjusted EBITDA, as used in these projections, represents earnings before interest income, taxes, depreciation and amortization presented on a non-GAAP basis excluding stock-based compensation and transaction related expenses.
3.	Net Income (Loss), as used in these projections, is a non-GAAP financial measure and represents GAAP net income (loss) adjusted to exclude stock-based compensation and transaction related expenses.
4.	Earnings per share, as used in the Projections, is a non-GAAP financial measure.
5.	The Whole Co. projections are the arithmetic sum of the amounts in the Connectivity, PowerPC and ARM tables, rounded.

(6) SEC Periodic Reports

AMCC is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. AMCC is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of their securities and any material interest of such persons in transactions with AMCC, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows AMCC to “incorporate by reference” information into this Schedule 14D-9, which means that AMCC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

For additional information regarding the business and financial results of AMCC, please see the following documents that have been filed by AMCC with the SEC, each of which is incorporated herein by reference:

•	Form 10-K for the fiscal year ended March 31, 2016, filed on May 20, 2016;

•	Form 10-Q for the quarter ended June 30, 2016, filed on August 3, 2016;

•	Form 8-K filed on August 4, 2016;

•	Form 10-Q for the quarter ended September 30, 2016, filed on November 2, 2016; and

•	Form 8-K filed on November 21, 2016.

(7) Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the expected timing and closing of the tender offer and the transactions, the ability of AMCC to complete the transaction, the operations of AMCC’s business during the pendency of the transaction and the expectations for the business in the event the transactions are completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Stockholders will not tender Shares in the Offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to AMCC; the outcome of legal proceedings that may be instituted against AMCC and/or others related to the proposed transaction; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; and those additional factors discussed in AMCC’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. AMCC cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and AMCC undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Prospectus/Offer, dated December 21, 2016 (incorporated by reference to the Registration Statement on Form S-4 filed by MACOM on December 21, 2016).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit 99.4 of the Registration Statement on Form S-4 filed by MACOM on December 21, 2016).

(a)(1)(C)*	Letter to AMCC Stockholders from the Chief Executive Officer of AMCC, dated December 21, 2016

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.5 of the Registration Statement on Form S-4 filed by MACOM on December 21, 2016).

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.6 of the Registration Statement on Form S-4 filed by MACOM on December 21, 2016).

(a)(5)(A)	Press Release, dated November 21, 2016 (incorporated by reference to Exhibit 99.2 on the Current Report on Form 8-K filed by AMCC on November 21, 2016).

(a)(5)(B)	Fairness Opinion of Morgan Stanley & Co. LLC, dated November 20, 2016 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(C)	Fairness Opinion of Needham & Company, LLC, dated November 20, 2016 (incorporated by reference to Annex B attached to this Schedule 14D-9).

(a)(5)(D)	Slide presentation entitled “MACOM Announces Definitive Agreement to Acquire AppliedMicro” (incorporated by reference to MACOM’s filing pursuant to Rule 425 on November 21, 2016).

(a)(5)(E)	Transcript of conference call (incorporated by reference to MACOM’s filing pursuant to Rule 425 on November 21, 2016).

(a)(5)(F)	Press release regarding upcoming town hall (incorporated by reference to MACOM’s filing pursuant to Rule 425 on November 29, 2016).

(a)(5)(G)	Transcript of presentation from investor day (incorporated by reference to AMCC’s filing pursuant to Rule 425 on December 2, 2016).

(a)(5)(H)	Slide presentation entitled “Accelerating and Broadening Breakout Growth in Cloud Data Centers” (incorporated by reference to AMCC’s filing pursuant to Rule 425 on December 2, 2016).

(a)(5)(I)	Slide presentation entitled “MACOM Technology Solutions Holdings (MTSI)” (incorporated by reference to MACOM’s filing pursuant to Rule 425 on December 5, 2016).

(a)(5)(J)	AMCC Employee Q&A’s Regarding Announced MACOM Acquisition (incorporated by reference to AMCC’s filing pursuant to Rule 425 on December 6, 2016).

(a)(5)(K)	Press release regarding early termination of antitrust review (incorporated by reference to AMCC’s filing pursuant to Rule 425 on December 14, 2016).

(a)(5)(L)	Email from John Croteau to employees of Applied Micro Circuits Corporation (incorporated by reference to MACOM’s filing pursuant to Rule 425 on December 14, 2016).

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger and Reorganization, dated as of November 21, 2016, among MACOM Technology Solutions Holdings, Inc., Montana Merger Sub I, Inc., Montana Merger Sub II, LLC and Applied Micro Circuit Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by AMCC on November 21, 2016).

(e)(2)*	AMCC Executive Severance Benefit Plan, as amended and restated as of November 20, 2016.

(e)(3)	Form of Support Agreement, dated as of November 21, 2016, between MACOM, Purchaser and the stockholder and directors and executive officers of AMCC party thereto (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by AMCC on November 21, 2016).

(e)(4)*	AMCC Executive Severance Benefit Plan Amended and Restated Participation Notice, dated as of December 20, 2016.

(e)(5)*	Confidentiality Agreement, dated as of July 26, 2016, by and between AMCC and MACOM.

(e)(6)*	Exclusivity Agreement, dated as of October 28, 2016, by and between AMCC and MACOM.

(e)(7)	Amended and Restated Certificate of Incorporation of AMCC (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 (Registration No. 333-37609) filed by AMCC on October 10, 1997).

(e)(8)	Certificate of Amendment of Certificate of Incorporation of AMCC (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4 (Registration No. 333-45660) filed by AMCC on September 12, 2000).

(e)(9)	Certificate of Amendment of Certificate of Incorporation of AMCC (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by AMCC on December 11, 2007).

(e)(10)	Amended and Restated Bylaws of AMCC (incorporated by reference to Exhibit 3.2 of the Quarterly Report on Form 10-Q filed by AMCC on November 3, 2010).

(e)(11)	Form of Indemnification Agreement between AMCC and each of its officers and directors (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by AMCC on October 2, 2013).

(e)(12)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by AMCC on August 10, 2011).

(e)(13)	2011 Equity Incentive Plan, as amended and restated on October 23, 2013 (incorporated by reference to Exhibit 10.76 of the Current Report on Form 8-K filed by AMCC on October 29, 2013).

(e)(14)	2011 Equity Incentive Plan, as amended and restated on August 4, 2015 (incorporated by reference to Exhibit 10.77 of the Current Report on Form 8-K filed by AMCC on August 10, 2015).

(e)(15)	Form of Restricted Stock Unit Award Grant Notice and Agreement under the 2011 Equity Incentive Plan. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by AMCC on November 21, 2013).

(e)(16)	Form of Performance/Retention Restricted Stock Unit Award Grant Notice and Agreement under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.35 of the Annual Report on Form 10-K filed by AMCC on May 20, 2016)

(e)(17)	Form of Option Agreement under the 1992 Equity Incentive Plan. (incorporated by reference to Exhibit 10.3 to the Form 10-K filed by AMCC on May 30, 2007).

(e)(18)	1992 Equity Incentive Plan. (incorporated by reference to Exhibit 10.4 to Form 10-K filed by AMCC on May 30, 2007).

Exhibit No.	Description

(e)(19)	2000 Equity Incentive Plan, as amended, and form of Option Agreement (incorporated by reference to Exhibit 10.33 of the Quarterly Report on Form 10-Q filed by AMCC on August 13, 2002).

(e)(20)	Executive Severance Benefit Plan, as amended and restated on September 19, 2013 (incorporated by reference to Exhibit 10.67 of the Current Report on Form 8-K filed by AMCC on September 25, 2013).

(e)(21)	AMCC Deferred Compensation Plan (incorporated by reference to Exhibit 10.38 of the Quarterly Report on Form 10-Q filed by AMCC on August 13, 2002).

(e)(22)	2012 Employee Stock Purchase Plan, as amended effective August 2, 2016 (incorporated by reference to Exhibit 10.31 of the Current Report on Form 8-K filed by AMCC on August 4, 2016)

* Filed herewith

Annex A	Fairness Opinion of Morgan Stanley & Co. LLC, dated November 20, 2016.
Annex B	Fairness Opinion of Needham & Company, LLC, dated November 20, 2016.
Annex C	Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED MICRO CIRCUITS CORPORATION
By:	/s/ Dr. Paramesh Gopi

	Name:	Dr. Paramesh Gopi, Chief Executive Officer

Dated: December 21, 2016

Annex A

November 20, 2016

Board of Directors

Applied Micro Circuits Corporation

4555 Great America Parkway, Suite 601

Santa Clara, California 95054

Members of the Board:

We understand that Applied Micro Circuits Corporation (the “Company”), MACOM Technology Solutions Holdings, Inc. (the “Parent”), Montana Merger Sub I, Inc., a direct wholly owned subsidiary of the Parent (“Buyer”), and Montana Merger Sub II, LLC, a direct wholly owned subsidiary of the Parent (“Merger Sub Two”), propose to enter into an Agreement and Plan of Merger and Reorganization, substantially in the form of the draft dated November 20, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Buyer of an exchange offer (the “Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) for $3.25 per share in cash and 0.1089 shares of common stock, par value $0.001 per share, of the Parent (the “Parent Common Stock”), subject to adjustment in certain circumstances, and (ii) the subsequent merger (the “Merger”) of Buyer with and into the Company, with the Company surviving the Merger, immediately followed by the merger of the Company with and into Merger Sub Two, with Merger Sub Two surviving the merger (together with the Merger, the “Mergers”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares held in treasury, held by the Parent, Buyer or any other direct or indirect wholly-owned subsidiary of the Parent, or as to which appraisal rights have been perfected, will be converted into the right to receive $3.25 per share in cash (the “Cash Consideration”) and 0.1089 shares of the Parent Common Stock, subject to adjustment in certain circumstances (together with the Cash Consideration, the “Consideration”). The terms and conditions of the Offer and the Mergers are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Parent, respectively;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the management of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Parent;

7)	Reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock;

8)	Compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and Parent, respectively, and their securities;

9)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

11)	Reviewed the Merger Agreement and certain related documents; and

12)	Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and the Parent. At your direction, our analysis relating to the business and financial prospects for the Parent for purposes of this opinion have been made on the basis of Thompson consensus forecasts as of November 18, 2016 (the “Street Forecasts”) only. We have been advised by the Company, and have assumed, with the Company’s consent, that the Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of the Parent. We express no view as to the Street Forecasts or the assumptions on which they were based, including the selection of the analyst forecasts from which the Street Forecasts were derived. In addition, we have assumed that the Offer and the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, that the Offer and the Mergers will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Mergers. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parent and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We have relied upon, without independent verification, the assessment by the managements of the Company and the Parent of: (i) the strategic, financial and other benefits expected to result from the Mergers; (ii) the timing and risks associated with the integration of the Company and the Parent; (iii) their ability to retain key employees of the Company and the Parent, respectively, and (iv) the validity of, and risks associated with, the Company and the Parent’s existing and future technologies, intellectual property, products, services and business models. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company‘s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, substantial portions of which are contingent upon the rendering of this financial opinion and the closing of the Mergers. In the two years prior to the date hereof, Morgan Stanley and its affiliates have provided financing services to MACOM and have received fees in connection with such services. In addition, Morgan Stanley or an affiliate thereof currently is a lender to MACOM. Morgan Stanley may also seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Mark Edelstone, one of the senior members of the Morgan Stanley team on this engagement, was a member of the MACOM board of directors starting in March 2013 until his resignation in September 2014.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following consummation of the Mergers or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether such holders should tender their shares into the Offer. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,
MORGAN STANLEY & CO. LLC

By:	/s/ Wally Cheng
Wally Cheng
Managing Director

Annex B

November 20, 2016

Board of Directors

Applied Micro Circuits Corporation

4555 Great America Parkway, Suite 601

Santa Clara, CA 95054

Gentlemen:

We understand that MACOM Technology Solutions Holdings, Inc. (“Parent”), Applied Micro Circuits Corporation (the “Company”), and Montana Merger Sub I, Inc. (“Purchaser”) and Montana Merger Sub II, LLC (“Merger Sub Two”), both wholly owned subsidiaries of Parent, propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence an exchange offer (the “Offer”) for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), pursuant to which Purchaser will exchange $3.25 in cash (the “Cash Consideration”) and 0.1089 of a share of common stock, par value $0.001 per share (“Parent Common Stock”), of Parent (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”) for each share of Company Common Stock accepted. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company (the “First Merger”) and each outstanding share of Company Common Stock, other than shares held by the Company in treasury, and shares held by Parent or any direct or indirect wholly owned subsidiary of Parent, and other than Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration. Immediately following the First Merger, the Company, as the surviving company of the First Merger, shall merge with and into Merger Sub Two, with Merger Sub Two surviving the Merger (the “Second Merger” and, together with the First Merger, the “Mergers”). The terms and conditions of the Offer and the Mergers (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated November 20, 2016; (ii) reviewed certain publicly available information concerning the Company and Parent, and certain other relevant financial and operating data of the Company and Parent furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock and Parent Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of management of the Company concerning those forecasts; (vi) reviewed certain research analyst projections with respect to the Company and Parent and held discussions with members of the management of the Company concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company and Parent; (viii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated November 20, 2016, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with management of the Company, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company, at the time of preparation, of the future operating and financial performance of the Company and the combined companies. We have relied, without independent verification, upon the estimates of management of the Company of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Transaction. With respect to the research analyst projections for the Company and Parent, we have assumed, with your consent and based upon discussions with the management of the Company, that such projections represent reasonable estimates of the future financial performance of the Company and Parent. We express no opinion with respect to any of such forecasts (including such cost savings and other synergies), estimates or projections or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith to, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. We were not authorized to and did not solicit any indications of interest from any third party with respect to the purchase of all or any part of the Company or any alternative transaction and we have not been requested to and did not participate in the structuring or negotiation of the terms of the Transaction. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be paid to the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We are not expressing any opinion as to the value of Parent Common Stock if and when issued pursuant to the Transaction or the prices at which Parent Common Stock or Company Common Stock will actually trade at any time.

We have been engaged by the Company as financial advisor to render this opinion and will receive fees for our services that are not contingent on the consummation of the Offer or the Mergers. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have not in the past two years provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received compensation. We have not in the past two years provided investment banking or financial advisory services to Parent or Purchaser for which we have received compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/ recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Needham & Company, LLC

NEEDHAM & COMPANY, LLC

Annex C

Section 262 of the Delaware General Corporation Law

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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